As filed with the Securities and Exchange Commission on August 18, 2016

File Nos. _______________/811-04909

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1940	☒
Amendment No. 28	☒

(Check appropriate box or boxes.)
SYMETRA SEPARATE ACCOUNT SL
(Exact Name of Registrant)
Symetra Life Insurance Company
(Name of Depositor)

777 108th Ave NE, Suite 1200, Bellevue, WA	98004
(Address of Depositor's Principal Executive Offices)	(Zip Code)
Depositor’s Telephone Number, including Area Code (425) 256-8000
Name and Address of Agent for Service
David S. Goldstein
Symetra Life Insurance Company
Senior Vice President, General Counsel and Secretary
777 108th Ave NE, Suite 1200
Bellevue, Washington 98004

Copy to:
Stephen E. Roth, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, D.C. 20001-3980

Approximate date of Proposed Public Offering:
As Soon as Practicable after Effective Date of this registration statement

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of securities being registered:

Units of interest in a separate account under individual flexible premium variable life policies.

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Prospectus
[December 31, 2016]

Milestone VUL-G
FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY

Issued through:
SYMETRA SEPARATE ACCOUNT SL
by
SYMETRA LIFE INSURANCE COMPANY

This prospectus describes Milestone VUL-G, a flexible premium adjustable variable life insurance policy (“Policy”), offered by Symetra Life Insurance Company (“Symetra Life,” the “Company,” “We,” “Us” or “Our”). A purchaser of a Policy (“Owner,” “You” or “Your”) may allocate amounts under the Policy to one or more of the Subaccounts of Symetra Life Insurance Company Separate Account SL (“Variable Account”). Each subaccount invests in one of the following portfolios (each a “Fund”) of the Vanguard Variable Insurance Fund:

•	Vanguard Equity Index Portfolio

•	Vanguard Mid-Cap Index Portfolio

•	Vanguard Total Stock Market Index Portfolio

Under limited circumstances, amounts under the Policy may also be invested in the Fixed Account, which credits a specified guaranteed interest rate. The value of Your Policy that is allocated to the Subaccounts may fluctuate. You bear the risk that Your Policy Value may decrease.
If You already own a life insurance policy, it may not be to Your advantage to buy additional life insurance or to replace Your policy with the Policy described in this prospectus. Additionally, it may not be to Your advantage to borrow money to purchase the Policy or to take withdrawals from another policy You own to make premium payments under the Policy.
To learn more about the Policy, You can obtain a copy of the Statement of Additional Information (“SAI”) dated [December 31, 2016]. The SAI has been filed with the Securities and Exchange Commission (“SEC”) and is legally part of the prospectus. You may request a free paper copy of the SAI, a paper copy of this prospectus if You have received it in an electronic format, or a prospectus for any of the Funds by contacting Our Administrative Office-P.O. Box 34690, Seattle, WA 98124 or calling 1‑800‑796‑3872-or by visiting Us at https://www.symetra.com. The SEC maintains a website at (https://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically.
Before investing, please read this prospectus carefully, along with the accompanying prospectuses for the Funds, and keep them for future reference. This prospectus does not constitute an offering in any jurisdiction in which the contract may not lawfully be sold.
The policies are not deposits or obligations of, or guaranteed or endorsed by, any financial institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

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BENEFIT/ RISK SUMMARY

This summary describes the Policy’s important benefits and risks. The sections of the prospectus following this summary discuss the Policy in more detail. Additional discussion is also included in the Statement of Additional Information (“SAI”). The Glossary at the end of this prospectus defines certain words and phrases used in this prospectus.
The Policy can be used for insurance protection and estate planning, as well as for other long term financial goals. You should consider the Policy in conjunction with other insurance You own.
The Policy is offered for sale in all jurisdictions where We are authorized to do business and where the Policy is approved by the appropriate insurance regulatory authorities. Individual Policy features may not be available in all states or may vary by state. The state in which Your Policy is issued governs whether certain features, riders, charges and fees are allowed in Your Policy. Any significant variations from the information appearing in this prospectus that are required because of state requirements are contained in Your Policy, or provided by separate endorsement. You should refer to Your Policy for these state specific features.
POLICY BENEFITS

Flexibility. The Policy is designed to be flexible to meet Your specific circumstances and life insurance needs. Within certain limits You can:

•	Change the timing, amount and frequency of premium payments.

•	Decrease the amount of life insurance coverage.

•	Change the Beneficiary.

•	Transfer Policy Value among the investment options available under Your Policy.

•	Take a loan against the Policy.

•	Make cash withdrawals.

•	Surrender the Policy.

Premiums. You may establish a schedule of monthly, quarterly, semi-annual or annual premium payments, but You are not required to pay premiums according to the schedule. Within limits, You can change the frequency and amount of, skip, or make unplanned, premium payments. You can choose to allocate Your Net Premium Payments and Policy Value among the Subaccounts-each of which invests in a corresponding Fund-and, if available, the Fixed Account-which provides a guaranteed minimum rate of interest. Failing to pay premiums, alone, will not cause the Policy to Lapse, and paying planned premiums will not guarantee that the Policy will remain in force. For more information, see Premiums.
Death Benefit. The primary benefit of this Policy is life insurance coverage. Subject to applicable law and the terms of the Policy, We will pay a life insurance benefit to the Beneficiary(ies) if the Insured dies while the Policy is in force. The amount of the Death Benefit generally depends on the Specified Amount of insurance that You select, the tax compliance test You choose, Your Policy Value, and any additional insurance provided by riders You purchase. The Death Benefit is reduced by any Loan Amount and any charges that are due and unpaid. For more information, see DEATH BENEFIT.
Income Tax Compliance Tests. You may choose between two federal income tax compliance tests for life insurance policies to calculate the minimum Death Benefit. The test You choose will generally depend on the amount of premiums You wish to pay relative to Your desired Death Benefit.

•	Cash Value Accumulation Test-generally does not limit the amount of premiums You can pay into Your Policy.

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Guideline Premium Test-limits the amount of premiums You can pay into Your Policy, and the minimum Death Benefit will generally be smaller than the minimum Death Benefit under the Cash Value Accumulation Test.

You may not change tests after Your Policy is issued. You should consult Your tax advisor when choosing a tax compliance test.
No Lapse Protection. You may elect a rider that will help You manage some of the risk of Policy Lapse. The Lapse Protection Benefit Rider will prevent a Policy from lapsing due to insufficient Policy Value, as long as certain conditions are met. While the Lapse Protection Benefit Rider is in effect, You must allocate all of Your Net Premium Payments and transfers of Policy Value to the Subaccounts. For more information, see LAPSE PROTECTION BENEFIT.
Decreases in premium payments, paying late, decreasing the Specified Amount, and taking loans or withdrawals will all reduce the Lapse Protection Value and will shorten the length of the guarantee provided under this benefit.

Right to Examine the Policy. For a limited time, the Owner can cancel the Policy and receive a refund. For more information, see “Cancellation Period” in THE POLICY.
Access to Your Policy Value. Subject to certain restrictions, You can access the money in Your Policy in several ways.

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Surrenders-At any time while the Policy is in force and the Insured is alive, You may surrender Your Policy for the Net Surrender Value. You may pay a substantial Surrender Charge. For more information, see “Surrender” in Access to Your POLICY VALUE. Surrenders may have tax consequences. For more information, see Taxes.

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Withdrawals-After the first Policy Year, while the Insured is alive and the Policy is in force before the Maturity Date, You can take money out of Your Policy through a withdrawal. Withdrawals will affect the Death Benefit and may have tax consequences. For more information, see TAXES. We may charge a fee for withdrawals. For more information, see “Withdrawals” in Access to Your POLICY VALUE.

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Loans-At any time after the Cancellation Period ends, and while the Insured is alive and the Policy is in force, You may take loans in any amount up to 90% of Your Net Surrender Value. Loans and the interest rates credited to and charged for loans are described in more detail in “Loans” in Access to Your POLICY VALUE. Loans may have tax consequences. For more information, see Taxes.

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Transfers-While the Insured is alive and the Policy is in force, You can transfer Policy Value between or among any of the Subaccounts and the Fixed Account. We may charge a fee for transfers in excess of the number of free transfers shown on Your Policy. We may limit the number of transfers out of the Fixed Account (if available) and, in certain circumstances, may limit Your transfer activity into a Subaccount to deter disruptive trading and market timing. See TRANSFERS OF POLICY VALUE.

Tax Benefits. A Policy must satisfy certain requirements set forth in the Code to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, We believe that a Policy issued on a standard rate class basis should generally be considered a life insurance contract under federal tax law. There is less guidance, however, with respect to Policies issued on a substandard basis, and it is not clear whether such Policies will in all cases satisfy the applicable requirements.
If the Policy satisfies the definition of life insurance under the Code, the Death Benefit Proceeds should generally be excludable from the gross income of the Beneficiary. In addition, You should not be deemed to be in constructive receipt of the Policy Value, and therefore should not be taxed on increases (if any) in the Policy Value until You take out a loan, make a withdrawal, or surrender the Policy. In addition, transfers of Policy Value should not be treated as taxable transactions. For more information, see Taxes.
Supplemental Benefits and Riders. The Policy offers riders that provide supplemental benefits under the Policy. We will deduct any separate charge for each of these riders from Policy Value as part of the Monthly Deduction. For more information, see SUPPLEMENTAL BENEFITS (RIDERS).

•	Lapse Protection Benefit Rider.

•	Accelerated Death Benefit for Chronic Illness Rider.

•	Accelerated Death Benefit for Terminal Illness Rider.

•	Charitable Giving Benefit Rider.

•	Chronic Illness Plus Rider.

POLICY RISKS

Long-Term Financial Planning. The Policy is designed to help meet long-term financial objectives by paying a Death Benefit to the named Beneficiary(ies). The Policy is not suitable as a short-term savings vehicle and, therefore, may not be the right kind of policy if You plan to withdraw money or surrender the Policy for short‑term needs. We may assess a charge on withdrawals, and You may pay substantial charges if You surrender Your Policy. Please discuss Your insurance needs and financial objectives with Your registered representative.
Risk of an Increase in Current Fees and Charges. Certain fees and charges are currently assessed at less than their guaranteed maximum levels. In the future, these charges may be increased up to the guaranteed maximum levels. If fees and charges are increased, You may need to increase the amount and/or frequency of premiums to keep the Policy In Force.
Investment Risk. You may allocate Your Policy Value to one or more of the Subaccounts, each of which invests in a designated Fund. Depending upon market conditions, You can make or lose Policy Value in any of these Subaccounts; Your

Policy Value will go up or down as a result of investment performance. You could lose everything that You invest and Your Policy could Lapse without value.
Owners who do not elect the Lapse Protection Benefit Rider (or do not keep it in force) may also allocate Net Premium or Policy Value to a Fixed Account, which credits guaranteed interest. Such Owners assume the risk that the interest rate We credit on Fixed Policy Value may decrease, although it will never be less than an annual effective guaranteed interest rate of 1%.
Fund Investment Risk. A comprehensive discussion of each Fund available as an investment option under the Policy can be found in the Fund’s prospectus. Please refer to the prospectuses for the Funds for more information.
There is no assurance that any Fund will achieve its stated objective.
Risk of Lapse. Insufficient premiums, poor Subaccount investment performance, withdrawals, and unpaid loans and loan interest, may cause a Policy to Lapse, which means that You will no longer have insurance coverage. If You have elected the Lapse Protection Benefit Rider, Your Policy will remain in force as long as the requirements of that Rider are met. If You have not elected the Lapse Protection Benefit Rider, Your Policy will remain in force only as long as the Net Surrender Value is sufficient to cover Your Monthly Deductions. A Policy Lapse may have tax consequences.
INQUIRIES

•	For general correspondence or to make payments, please contact Our Administrative Office at:
To make payments:    P.O. Box 34815
Seattle, WA 98124
For correspondence and Written Notice:        P.O. Box 34690
Seattle, WA 98124
Telephone: 1-800-796-3872
Facsimile: 1-866-719-3124

•	For overnight mail, please contact Us at Our Home Office, located at:
777 108th Ave. NE, Suite 1200
Bellevue, WA 98004

•	On the Internet, please go to: https://www.symetra.com.
Transactions made through the Internet. Certain transactions made electronically through the Internet will be accepted if You provide Us with certain identification information, such as a password or personal identification information. We will not be liable for following instructions We receive electronically through the Internet that We reasonably believe to be genuine. We may suspend, modify, or terminate Our electronic transaction procedures at any time.

FEE TABLE

The following tables describe the types of fees and charges that You will pay (directly or indirectly) when buying, owning and surrendering Your Policy. If the amount of the charge depends on the personal characteristics of the Insured, the fee table lists the minimum and maximum charges We assess under the Policy, as well as the fees and charges of a typical Insured, with the characteristics set forth in the table. These fees and charges may not be typical of the fees and charges that You will pay.
The first table describes the fees and charges that are payable when buying the Policy, paying premiums, making withdrawals from the Policy, or transferring Policy Value among the Subaccounts and (if available) the Fixed Account.
TRANSACTION FEES

Charge	When Charge is Deducted	Amount Deducted
		Maximum Guaranteed Charge	Current Charge
PREMIUM CHARGE	Upon payment of each premium	15%	10%
SURRENDER CHARGE (1)	At the time of any surrender during the first 15 Policy Years
Minimum Charge		__ up to ___ per $1,000 of Initial Specified Amount	___ up to ___ per $1,000 of Initial Specified Amount
Maximum Charge		___ up to ___ per $1,000 of Initial Specified Amount	___ up to ___ per $1,000 of Initial Specified Amount
Charge for [Insert description of “representative Insured”]	At the time of each withdrawal (after the first Policy Year)	$25	$—
WITHDRAWAL PROCESSING FEE	Upon each transfer	$25	$0 (first 24 transfers per Policy Year); $25 for each transfer in excess of 24 per Policy Year
TRANSFER PROCESSING FEE	Upon payment of each premium	15%	10%

(1)	A surrender charge is deducted if the Owner surrenders the Policy during the first 15 Policy years. This charge varies by Policy duration and the sex, Issue Age and Risk Class of the Insured.

The table below describes the fees and charges that You will pay periodically during the time that You own the Policy, excluding Fund fees and expenses.
PERIODIC CHARGES OTHER THAN FUND OPERATING EXPENSES

Charge	When Charge is Deducted	Amount Deducted
		Maximum Guaranteed Charge	Current Charge
ADMINISTRATIVE CHARGE	On the Policy Date and on each Monthly Anniversary Day	$60	$20
EXPENSE CHARGE	On the Policy Date and on each Monthly Anniversary Day
Minimum and Maximum Charge		___ up to ___per $1,000 of initial Specified Amount	___ up to ___ per $1,000 of initial Specified Amount
Charge for [Description of “representative Insured”]		___ up to ___ per $1,000 of Initial Specified Amount	___ up to ___ per $1,000 of Initial Specified Amount
COST OF INSURANCE (1) (without extra ratings)(2)	On the Policy Date and on each Monthly Anniversary Day
Minimum and Maximum Charge		____ up to _____ per $1,000 of Net Amount at Risk	____ up to _____ per $1,000 of Net Amount at Risk
Charge for [Description of “representative Insured”]		_________ per $1,000 of Net Amount at Risk	_________ per $1,000 of Net Amount at Risk
VARIABLE POLICY VALUE CHARGE	On the Policy Date and on each Monthly Anniversary Day	For Policy Years 1-10: 0.075% of Variable Policy Value For Policy Years 11+: 0.0375% of Variable Policy Value	0.075% of Variable Policy Value
LOAN INTEREST SPREAD	On each Policy Anniversary, or earlier, as applicable	1%	1%
CHRONIC ILLNESS PLUS RIDER	On the Policy Date and on each Monthly Anniversary Day	[$ XX]	[$XX]
LAPSE PROTECTION BENEFIT RIDER EXPENSE CHARGE	On the Policy Date and on each Monthly Anniversary Day
Minimum and Maximum Charge		___ up to_____ per ____ of Initial Specified Amount	___ up to_____ per ____ of Initial Specified Amount
Charge for [Description of “representative Insured”]		________ per _______ of Initial Specified Amount	________ per _______ of Initial Specified Amount

(1)
Current cost of insurance rates vary and may change based on a number of factors. See “Monthly Cost of Insurance Charge” in Charges and FEES. The cost of insurance charges shown in the table likely do not represent the charges You will pay.

(2)
We may place an Insured in a substandard Risk Class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. For certain Risk Classes, We may add a surcharge to the cost of insurance rates.

RANGE OF EXPENSES FOR THE FUNDS
The Total Annual Fund Operating Expense Table shows the lowest and highest total operating expenses (before any fee waiver or expense reimbursement) charged by any of the Funds for the fiscal year ended December 31, 2015. These expenses may be different in the future. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expense	Lowest	Highest
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, distribution (12b-1) fees and other expenses)	0.15%	0.19%

POLICY DIAGRAM

Your Premium
You make a premium payment
We deduct a premium charge
Net Premium
• We hold Net Premium in a Fixed Account during the Cancellation Period
• After the Cancellation Period, We allocate Net Premium to investment options You choose
Fixed Option
• We transfer Policy Value to a Fixed Account when You take a Policy loan, or as required by a supplemental benefit rider
• We hold amounts allocated to this investment option in Our General Account
Variable Investment Options
We hold amounts allocated to these investment options in the Variable Account
VVIF
The variable investment options invest in portfolios of the Vanguard Variable Insurance Fund (VVIF)
VVIF
Deducts advisory fees and other expenses from the portfolios
We make Monthly Deductions
Every month We deduct:
• cost of insurance charge
• administrative charge
• expense charge
• rider charge
Every month
We deduct a Variable Policy Value charge
Loan Account Value
Policy Value set aside to secure a Policy loan
Policy Value
Variable Policy Value + Fixed Policy Value + Loan Account Value
If You make a withdrawal
We may deduct a withdrawal processing fee
If You surrender Your Policy during the first 15 Policy Years
We deduct a surrender charge
If You make a transfer
We may deduct a transfer processing fee

SYMETRA LIFE, THE FIXED ACCOUNT, AND THE GENERAL ACCOUNT

SYMETRA LIFE

Symetra Life Insurance Company is an Iowa stock life insurance company. Symetra Life Insurance Company was organized under Washington law on January 23, 1957, and redomesticated to Iowa in 2014. Symetra Life Insurance Company is a wholly owned subsidiary of Symetra Financial Corporation, which, in turn, is a wholly owned subsidiary of Sumitomo Life Insurance Company, a life insurer with headquarter offices in Osaka and Tokyo, Japan. Symetra Life Insurance Company provides individual and group life, accident and health insurance, and annuity products and is licensed to do business in the District of Columbia and all states except New York.
FIXED ACCOUNT

The Fixed Account consists of assets owned by Symetra Life other than those in the Variable Account.
Policy Value in the Fixed Account will be credited with the interest rate established for the date that We receive the funds. This rate will be applied as of the date We receive the funds and continue for at least 12 months. We may change interest rates for successive 12-month periods at Our discretion. Annual effective guaranteed interest rates will never be less than the minimum shown in Your Policy. You bear the risk that the rate of interest that We credit will not exceed that minimum. We may declare more than one interest rate for different money based upon the date of allocation or transfer to a Fixed Account. For purposes of crediting interest, Policy Value deducted, transferred or withdrawn from a Fixed Account is accounted for on a “first-in, first-out” basis.
Net Premium will be placed in a Fixed Account during the Cancellation Period (see “Right to Examine” in THE POLICY)
Interests in the Fixed Account are not securities. For this reason, the SEC staff has not reviewed disclosure in this prospectus relating to the Fixed Account.
OUR GENERAL ACCOUNT

The Fixed Account is part of Symetra Life’s General Account. Unlike premium payments and Policy Value allocated to the Variable Account, We assume the risk of investment gain or loss on amounts held in the Fixed Account. The assets of the General Account may be used to pay the claims of any of Our policy owners as well as Our creditors. The general account invests its assets in accordance with state insurance law.
The assets of Our General Account support Our insurance and annuity obligations and are subject to Our general liabilities from business operations and to claims by Our creditors. Policy Value in the Fixed Account, plus any guarantees under the Policy that exceed Your Policy Value (such as those that may be associated with the Death Benefit), are paid from Our General Account. State insurance laws and regulations require life insurance companies, including the Company, to hold assets in its General Account equal to a special liability called “reserves” which, under such laws and regulations, are considered by the insurance regulators to be sufficient for the company to meet its contractual obligations to policyholders. The Company complies with these requirements and We regularly monitor Our reserves to ensure that We hold sufficient assets to cover actual or expected policy and claims payments. State insurance regulators also require life insurance companies to maintain a minimum amount of capital in excess of assets that offset reserves, which acts as a cushion in the event that the insurer suffers financial impairment, based on the specific risks in the insurer’s operations. For the Company, such risks include those associated with losses that We may incur as the result of defaults on the payment of interest or principal on assets held in Our General Account, which include bonds, loans secured by mortgages, and equity securities, as well as the loss in value of these investments resulting from a loss in their market value.
We prepare Our financial statements on both a statutory basis, as required by state regulators, and according to Generally Accepted Accounting Principles (“GAAP”). Our audited GAAP financial statements are included in the Statement of Additional Information (which is available at no charge by calling Us at 1-800-796-3872 or by writing Us at Our Administrative Office). In addition, the Statement of Additional Information is available on the SEC's website at https://www.sec.gov.

THE VARIABLE ACCOUNT AND THE FUNDS

SYMETRA SEPARATE ACCOUNT SL

Symetra Separate Account SL (“Variable Account”) is a separate account that was established under Washington law on November 6, 1986, and reestablished under Iowa law on [ ], 2016. The Variable Account holds the assets that underlie Policy Values invested in the Subaccounts. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (“1940 Act”).
The Variable Account is divided into Subaccounts, each of which invests in the shares of a specific Fund. These Subaccounts buy and sell Fund shares at Net Asset Value without any sales charge. Any dividends and distributions from a Fund are reinvested at Net Asset Value in shares of that Fund.
Under Iowa law, the assets in the Variable Account are the property of Symetra Life. Variable Account assets are held separately from Symetra Life’s other assets and are not part of Our General Account. Variable Account assets may not be used to pay any of Our liabilities other than those arising from the Policies and other variable life insurance policies We issue through the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other policy liabilities of the Variable Account are not chargeable with liabilities that arise from any other business that the Company may conduct. Income, gains and losses realized or unrealized from the assets allocated to a Subaccount are credited to or charged against such Subaccount without regard to other income, gains or losses of Symetra Life. If the Variable Account’s assets exceed the required reserves and other liabilities, We may transfer the excess to Our General Account.
Promises We make in the Policy are general obligations of Symetra Life and are not dependent on assets in the Variable Account.
Changes to the Variable Account. Where permitted by applicable law, We reserve the right to make certain changes to the structure and operation of the Variable Account, which may include:

•	Transferring assets supporting the Policies from one Subaccount to another or from the Variable Account to another separate account;

•	Removing, combining, or adding Subaccounts, and making the combined or added Subaccounts available for allocation of premium payments;

•	Closing certain Subaccounts to allocations of new premium or transfer of Policy Value by existing or new Owners;

•	Substituting shares of a Fund, which may have different fees and expenses, for shares of a Fund in which a Subaccount currently invests;

•	Combining the Variable Account with other separate accounts and/or creating new separate accounts

•	Deregistering the Variable Account under the 1940 Act, or operating the Variable Account or any Subaccount as a management investment company, or as any other form permitted by law;

•	Managing the Variable Account under the direction of a committee at any time;

•	Making any changes required by applicable law or regulation; and

•	Modifying the provisions of the Policy to reflect changes to the Subaccounts and the Variable Account and to comply with applicable law.

We will notify You of any changes. We reserve the right to make other structural and operational changes affecting the Variable Account.

VARIABLE INVESTMENT OPTIONS

Each Subaccount of the Variable Account invests in shares of a corresponding Fund. Each Fund is part of the Vanguard Variable Insurance Fund, a series fund that is an open-end investment management company registered with the SEC. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the SEC.
Each Fund’s assets are held separate from the assets of the other Funds, and each Fund has investment objectives and policies that are different from those of the other Funds. Thus, each Fund operates as a separate investment fund, and the income or loss of one Fund has no effect on the investment performance of any other Fund.
Each Fund’s investment objective(s) and policies are summarized below. There is no assurance that a Fund will achieve its stated objective(s). The investment performance for the Funds may differ substantially from publicly traded mutual funds with similar names and objectives. There can be no assurance, and We make no representation, that the investment performance of the Funds will be comparable to any other mutual fund portfolio, even those with the same investment objectives and policies and advisor or manager. We do not guarantee or make any representation that the investment results of the Funds will be comparable to any other mutual fund portfolio, even those with the same investment advisor or manager.
You can find more detailed information about the Funds-including descriptions of Fund expenses, investment objectives and risks-in the Fund prospectuses. You can obtain free copies of the Fund prospectuses by contacting Us at 1-800-796-3872. You should read the Fund prospectuses carefully. (If You received a summary prospectus for a Fund listed below, please follow the directions on the first page of the summary prospectus to obtain a copy of the full prospectus.)

FUND NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISOR
Vanguard® Variable Insurance Fund Portfolios Vanguard is a registered trademark of The Vanguard Group
Vanguard VIF - Equity Index Portfolio	The Portfolio seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.	The Vanguard Group, Inc.
Vanguard VIF - Mid-Cap Index Portfolio	The Portfolio seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.	The Vanguard Group, Inc.
Vanguard VIF - Total Stock Market Index Portfolio	The Portfolio seeks to track the performance of a benchmark index that measures the investment return of the overall stock market.	The Vanguard Group, Inc.

We do not guarantee that each Fund will always be available for investment through the Policy.

Selection of Underlying Funds. The Funds offered as investment options under the Policy are selected by Symetra Life. We may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of a Fund with Our hedging strategy, the strength of the advisor’s reputation and tenure, brand recognition, and past performance. The alignment of the investment objectives of each of the Funds with Our hedging strategy is a particularly important factor for Us because Our hedging activities make it possible for Us to offer the Lapse Protection Benefit at a reasonable price. We may remove a Fund or limit its availability to new premiums and/or transfers of Policy Value if We determine that a Fund no longer satisfies one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Owners.
You are responsible for allocating Variable Policy Value among the Subaccounts investing in the Funds, and the amounts allocated to each, that are appropriate for Your own individual circumstances and Your investment goals, financial situation, and risk tolerance. Because investment risk is borne by You, You should carefully consider any decisions that You make regarding investment allocations.
In making Your Subaccount selections, We encourage You to thoroughly investigate all of the information that is available to You regarding the Funds, including the prospectus, SAI and annual and semi-annual reports for each Fund. After You select Funds for Your Initial Premium Payment(s), You should monitor and periodically re-evaluate Your allocations to determine if they are still appropriate.
You bear the risk of any decline in Your Policy Value resulting from the performance of the Funds You have chosen.
We do not recommend or endorse any particular Fund and We do not provide investment advice.
Voting Rights. Symetra Life is the owner of the Funds’ shares. However, when a Fund solicits proxies in connection with a shareholder vote, We will ask You for instructions as to how to vote those shares attributable to Your Variable Policy Value indirectly invested in that Fund. Before a vote of a Fund’s shareholders occurs, You will receive voting materials in accordance with the procedures established by the Fund. You will have the right to instruct Us on the number of Fund shares that corresponds to the amount of Policy Value that You have in that Fund. Your number of votes is calculated separately for each Subaccount and may include fractional votes.

We vote Fund shares for which no timely instructions are received from Owners in proportion to the voting instructions that are received with respect to that Fund. For this reason, a small number of Owners may control the outcome of a vote. Should We determine that We are permitted by law to do so, We will vote the shares in Our own right. If required by state insurance regulators, or if permitted under federal regulation, We may disregard certain owner voting instructions.
You have no voting rights with respect to values in a Fixed Account.
THE POLICY

PURCHASING A POLICY

To purchase a policy, You must submit an application, the Initial Premium Payment, and provide evidence of insurability satisfactory to us. Before approving an application, We conduct underwriting to determine Your Risk Class.
Upon payment of the initial premium, We may provide temporary insurance, subject to a maximum amount. We will issue the Policy upon the completion of all underwriting requirements and payment of the Initial Premium Payment. If You make Your Initial Premium Payment through Electronic Funds Transfer (“EFT”) and a specific draft date is requested, Your Issue Date will be at least three business days after the requested draft date. If no specific date is requested, Your Policy will be dated as of the underwriter approval date with the draft date being three business days prior.
Because the cost of insurance charge (and certain rider charges) are based on Your Attained Age under the Policy and Attained Age is measured from the Policy Date, in certain circumstances We may issue Your Policy with a Policy Date that pre-dates the Issue Date. Speak with Your sales representative for more information about Your Policy Date.
RIGHT TO EXAMINE

You may examine the Policy and if for any reason You are not satisfied, You may cancel the Policy by returning it-in Good Order with a written request to cancel the Policy-to Our Administrative Office or to the sales representative who sold it to you within thirty-five (35) calendar days after the Issue Date. If You decide to cancel Your Policy during the Cancellation Period, We will refund the premium payments made, minus any withdrawals, promptly, and will treat the Policy as if it had never been issued.
We hold the Net Premium Payments received for Your Policy during the Cancellation Period in a Fixed Account. At the expiration of the Cancellation Period, We will reallocate the Net Premium Payment(s) less Monthly Deductions, plus credited interest, held in the Fixed Account to the investment options available under an Owner’s Policy, based on the Owner’s allocation instructions in effect at that time.
OWNERSHIP RIGHTS

The Policy belongs to the owner named in the application unless changed. The Owner, may exercise all of the rights and options described in the Policy. The Insured is the Owner unless the application specifies a different person as Owner. If the Owner dies before the Insured and no contingent Owner is named, then ownership of the Policy will pass to the Owner’s estate.
The principal rights an Owner may exercise are to:

•	change the Owner.

•	select or change a contingent Owner, of the Policy.

•	designate or change any Beneficiary or Contingent Beneficiary before the death of the Insured.

•	allocate Net Premium Payments among and between the Subaccounts and any Fixed Accounts.

•	assign the Policy.

The Owner must select either the Guideline Premium Tax Test or the Cash Value Accumulation Tax Test on the Policy application. Once selected, the tax test applicable to Your Policy cannot be changed.
Designation of the Owner of a Policy can be changed, and designation or change of any Beneficiary or Contingent Beneficiary can be made, by Written Notice. The request will take effect as of the date such Written Notice is signed by the Owner. We are not liable, however, for payment or other action taken by Us before We receive such Written Notice.

PREMIUMS

Premium payments should be made payable to Symetra Life Insurance Company and in a form acceptable to us. You may choose to pay premiums:

•	By personal check drawn on U.S. funds;

•	By Electronic Funds Transfer (EFT);

•	By wire.

You may choose to make premium payments directly to Our Administrative Office or through a pre-authorized transfer from a bank account. You can make Planned Periodic Payments using EFT by:

•	electing the EFT payment option on Your application or providing Us with a bank draft authorization form; and

•	providing Us with a voided check for account and bank routing information.

Monthly Planned Periodic Payments must be made by EFT.
You may change the method of paying premiums at any time without charge.
INITIAL PREMIUMS

If You choose to make Your Initial Premium Payment by check, it can be delivered either directly to Our Administrative Office or to Your registered representative. Your check must be sufficient to keep the Policy in force for at least two months. If You choose to make Your Initial Premium Payment by EFT, the Initial Premium Payment is equal to one monthly premium. You may change the method of paying premiums at any time without charge.
PLANNED PERIODIC PAYMENTS

You can schedule the amount and frequency of premium payments. We refer to these scheduled premiums as “Planned Periodic Payments”. You can choose to pay them either annually, semi-annually, quarterly, or monthly. Subject to Our approval, You can change the amount and frequency of Planned Periodic Payments. We will send Owners reminder notices for Planned Periodic Payments.
Making Planned Periodic Payments is optional. If You make Planned Periodic Payments on time and in full, there is still no guarantee that the Policy will not Lapse (i.e., terminate without value).
ADDITIONAL PREMIUMS

Additional premium payments may be made at any time before the Maturity Date while the Policy is in force, and may be necessary to prevent Lapse. Additional premium payments or other changes to the policy can jeopardize a policy’s tax status. We will notify an Owner that a premium payment may result in a Policy becoming a Modified Endowment Contract (MEC), and will refund any portion of any premium payment We determine to be in excess of the premium limit established by law to qualify the policy as life insurance.
Unless You specify otherwise in a Written Notice, We will consider any unplanned premium payment made while a loan is outstanding as a loan repayment.
Premium payments received with all the information We need to process them are credited to Your Policy on the business day We receive them at Our Administrative Office. However, payments received at Our Administrative Office without all of the information necessary to process them may postpone the crediting of Your payment to Your Policy. In addition, if Your check is received without the necessary information We need to process it, processing delays will occur as We attempt to contact You to get the necessary information.
ALLOCATION OF NET PREMIUM PAYMENTS AND POLICY VALUE

You designate how Your Net Premium Payments are to be allocated when You apply for a Policy. All percentage allocations must be in whole numbers. The sum of the allocations must equal 100%.

We allocate Net Premium Payments We receive during the Cancellation Period (including the Initial Premium Payment) to a Fixed Account. At the end of the Cancellation Period, the Net Premium Payment(s) less Monthly Deductions and plus credited interest is (are) reallocated to any Subaccount that You selected, based on Your allocation instructions. Net Premium Payments received after the Cancellation Period has ended are allocated to the Subaccounts and/or a Fixed Account, according to the allocation instructions We have at that time.
You may change Your allocation instructions without charge at any time by Written Notice. Certain Funds have similar names. It is important that You state or write the full name of the Fund to which and/or from which You wish to direct Your allocation when You submit an allocation request. Failure to do so may result in a delay of the requested allocation amount. The change will be effective as of the end of the Valuation Period on which We receive Your Written Notice.
Whenever You direct Net Premiums or Policy Value into a Subaccount, We will credit Your Policy with the number of units for that Subaccount that can be bought for the dollar payment. We price each Subaccount unit on each Valuation Day using the unit value determined at the closing of the regular business session of the New York Stock Exchange (“NYSE”) (usually at 4:00 p.m. Eastern time). We will credit amounts to the Subaccounts only on a Valuation Day. Your Policy Value will vary with the investment experience of the Subaccounts in which You invest. You bear the investment risk for amounts You allocate to the subaccounts.
If a selected Subaccount is not available, Your allocation or transfer will not be carried out. We will contact You for further instructions.
You should periodically review how Your Policy Value is allocated among the Subaccounts and the Fixed Account because market conditions and Your overall financial objectives may change.
PREMIUM LIMITATIONS

We reserve the right, at any time and without prior notice, to:

•
limit the amount and frequency of planned periodic premiums and additional unscheduled premiums (each, and “additional premium”). Aggregate premium payments in excess of $3 million are subject to Our prior approval.

•	limit the amount and frequency of Net Premium Payments that may be allocated to the Fixed Account.

•	refuse to accept such additional premium under the Policy.

In all cases, We will accept additional premium necessary to prevent the Policy from lapsing.
CALCULATION OF POLICY VALUE

VARIABLE POLICY VALUE

The Variable Account reflects the investment experience of the Subaccounts to which it is allocated, any Net Premium Payments and loan repayments allocated to the Subaccounts, transfers out of the Subaccounts, any withdrawals of Subaccount Value, any Loan Amount transferred to the Loan Account, and that portion of any withdrawal processing fee, transfer processing fee, or the Monthly Deduction attributable to the Subaccounts. There is no minimum Variable Policy Value. The Variable Policy Value at any time is the sum of the Subaccount Values for the Policy on the Valuation Day most recently completed.
UNITS

The value of the variable portion of Your Policy will go up or down depending upon the investment performance of the Subaccount(s) You choose. To keep track of this, We use a unit of measure called a Unit which works like a share of a mutual fund. The number of Units credited is determined by dividing the dollar amount directed to each Subaccount by the value of the a unit for that Subaccount.
The Unit value for each Subaccount was arbitrarily set initially at $10 when the Subaccount began operations. Thereafter, the Unit value at the end of every Valuation Day is the Unit value at the end of the previous Valuation Day multiplied by the Net Investment Factor, as described below. The Subaccount Value for a Policy on any day is equal to the number of Units credited to the Policy in that Subaccount by the Unit value for the Subaccount on that day.

The net investment factor is used to measure the change in Unit value for each Subaccount from one Valuation Period to the next. The net investment factor may be greater or less than one, which means that the value of a Unit may increase or decrease from Valuation Day to Valuation Day. The net investment factor for any Subaccount is determined by dividing (1) by (2), where:

•	(1) is the result of

◦	the Net Asset Value Per Share of a Fund held in the Subaccount, determined at the end of the current Valuation Period; plus

◦	the per share amount of any dividend or income distributions made by the Fund to the Subaccount, if the “ex-dividend” date occurs during the current Valuation Period; plus or minus

◦	a per share charge or credit for any taxes reserved for, which is determined by Symetra Life to have resulted from the operations of the Subaccount;

•	(2) is the Net Asset Value Per Share of the Fund held in the Subaccount, determined at the end of the immediately preceding Valuation Period.

When You make Net Premium Payments or transfers into a Subaccount, We credit Your Policy with Units. Conversely, when You request a withdrawal or a transfer of money from a Subaccount-or when the Monthly Deduction is assessed, the Policy is surrendered, Death Benefit Proceeds are paid-Units are liquidated. In either case, the increase or decrease in the number of Your Units is determined by taking the amount of the Net Premium Payment, transfer, withdrawal and dividing it by the value of a Unit on the date the transaction occurs.
Example: Assume that on Monday, We receive a $1,000 Net Premium Payment from You before the NYSE closes. You have told Us that You want this to go to the Fund A Subaccount. When the NYSE closes on that Monday, We determine that the value of a Unit of the Fund A Subaccount is $20. We then divide $1,000 by $20 and credit Your Policy on Monday night with 50 Units for the Fund A Subaccount.
FIXED POLICY VALUE

The Fixed Policy Value under a Policy at any time is equal to: (i) Net Premium Payments allocated to a Fixed Account, plus (ii) Policy Value transferred to a Fixed Account; plus (iii) interest credited to a Fixed Account; minus (iv) transfers from a Fixed Account (including any transfer fees deducted); minus (v) withdrawals from a Fixed Account (including any withdrawal processing fee deducted); minus (vi) any applicable Monthly Deductions.

TRANSFERS OF POLICY VALUE

While the Policy is in force and the Insured is still living, You can transfer Policy Value among and between any available Subaccounts and the Fixed Account. We will accept transfer requests from You by telephone, by Written Notice sent by fax or mail, or via Our website. Each transfer must identify: (i) Your Policy; (ii) the amount of the transfer; and (iii) which investment options are affected.
Transfers to or from the Subaccounts will take effect on the next close of the NYSE after We receive the request, in Good Order, at Our Administrative Office. If We receive a transfer request after the NYSE closes, or on a day that the NYSE is closed for trading, We will process the order using the Subaccount unit value determined at the close of the next regular business session of the NYSE. We reserve the right to modify, restrict, suspend or eliminate transfer privileges (including telephone transfers) at any time.
The following apply to transfers under the Policy:

•	Policy Value may not be transferred to the Fixed Account when the Lapse Protection Benefit is in effect.

•
We will accept transfers by telephone, by signed request sent by mail or fax, or electronically via Our website. Because Subaccounts can have similar names, it is important that You state or write the full name of the Subaccount when making a transfer request to ensure that any transfer request that You submit is in Good Order.

•
The minimum amount that may be transferred is $1,000.00. If, after the transfer, the amount remaining in the Subaccount(s) or a Fixed Account would be less than the minimum amount that may be transferred, We reserve the right to transfer the entire Subaccount Value or Fixed Policy Value instead of the requested amount.

•	Except as listed below, We may deduct a $25 charge from the amount transferred for each transfer in excess of 24 transfers in a Policy Year.

◦	We consider each communication directing Us to transfer Policy Value between Subaccounts and/or the Fixed

Account a single transfer.

◦
Transfers resulting from loans, automatic rebalancing, transfers from a Fixed Account at the expiration of the Cancellation Period, currently are not treated as transfers for the purpose of assessing a transfer processing fee.

•
We reserve the right to limit the maximum amount an Owner may transfer from the Fixed Account each Policy Year after the first Policy Year to the greater of (i) 25% of the Fixed Policy Value measured on the preceding Policy Anniversary and (ii) the total dollar amount transferred from the Fixed Account in the immediately preceding Policy Year.

Telephone transfer privileges are available for transfers between Subaccounts and a Fixed Account, and automatic rebalancing.
Please note the following regarding transfer requests made by telephone:

•	We will use reasonable procedures to confirm that instructions given to Us by telephone are genuine.

•	If We follow these procedures, We are not liable for any loss, damage, cost or expense from complying with instructions We reasonably believe to be authentic.

•	We require a form of personal identification before acting on instructions received by telephone, and We make a tape recording of the instructions given by telephone.

Telephone and online transfers, and transfers via fax, may not always be available. For example, Our offices may be closed during severe weather emergencies or there may be interruptions in telephone and computer systems that are beyond Our control. In addition, We can experience outages or slowdowns for a variety of reasons. Such outages and slowdowns-whether in Our systems, Your systems, or those of Your service provider or Your agent-may prevent or delay our receipt of Your transfer request. If You are experiencing problems, You should make Your transfer request by Written Notice.
You also should protect Your password because self-service options will be available to anyone who provides Your password. We will not be able to verify that the person using Your user name and password and providing instructions is You or a person authorized by You.
AUTOMATIC REBALANCING

After Your Policy Value has been invested, the performance of the Subaccounts may cause the percentage in each Subaccount to change from Your original allocations. You can instruct Us to adjust Your investment in the Subaccounts and the Fixed Account to maintain a predetermined mix on a quarterly basis. Once started, automatic rebalancing will continue until You request Us to stop.
LIMITS ON EXCESSIVE TRANSFERS AND MARKET TIMING ACTIVITY

Effects of Excessive Transfers and Market Timing Activity. The Policy and the Funds are not designed for short term trading or market timing, or for persons that make large, or frequent transfers. Such trading activity may be disruptive to portfolio management strategies by causing forced and unplanned portfolio turnover, and increased trading and transaction costs. In addition, these activities may require a Fund to maintain a higher level of cash than would otherwise be the case, resulting in lost opportunity costs that must be indirectly borne by all Owners invested in the affected Subaccounts, not just those making the transfers. These disruptive activities may increase expenses and adversely affect Fund performance, thereby negatively impacting long-term Owners.
Detection and Deterrence. Symetra Life discourages and does not accommodate frequent transfers or market timing activity. Due to the potential adverse consequences to Owners, the Funds, Fund shareholders, and the Variable Account, We have established certain policies and procedures to attempt to detect and deter market timing and disruptive trading. Under these policies and procedures, various analytics are used to evaluate factors that may be indicative of frequent trading. For example, transactions in Funds that exceed certain monetary thresholds may be scrutinized. Symetra Life also may review transactions that occur close in time to other transactions in the same Policy or in multiple Policies under common ownership or influence. Trading activity that is identified through these procedures, or as a result of any other information available, will be evaluated to determine whether such activity might constitute frequent trading. These procedures may be modified from time to time as appropriate to improve the detection of frequent trading, to facilitate monitoring for frequent trading in particular retirement plans or other accounts, and to comply with applicable laws. Despite Our monitoring, however, We may not be able to detect or halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the Funds, We cannot guarantee that all harmful trading will be detected or that a Fund will not suffer from market timing and disruptive trading among Subaccounts of variable products issued by these other insurance companies or retirement plans.
In addition to the broad ability to restrict potentially harmful trading as described above, Symetra Life has adopted a policy under which any Owner transferring $100,000 or more from a Subaccount may not transfer Policy Value back into that Subaccount for 90 days. This policy also applies to redemptions and purchases that are part of transfer transactions. Symetra Life will grant two exceptions to the 90-day policy, per rolling 12‑month period. We will notify You in writing after You trigger each exception to the 90-day policy.
We may impose other restrictions on transfers, or even prohibit transfers for any Owner who, in Our view, has abused or appears likely to abuse, the transfer privilege, on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify Our procedures, impose holding period requirements, or limit the number, size, frequency, manner or timing of the transfers that We permit. If We modify Our procedures, they will be applied uniformly to all Owners. We also reserve the right to reverse a transfer if a Fund refuses or reverses Our order; in such instances some Owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, We may aggregate two or more variable insurance products that We believe are connected by Owners or persons engaged in trading on behalf of Owners.
In addition to Our internal policies and procedures, We will administer Your Policy to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We may implement, administer, and charge You for any fee or restriction, including redemption fees, imposed by any Fund. To the extent permitted by law, We also may defer the transfer privilege at any time that We are unable to purchase or redeem shares of any of the Funds.
If a transfer request is rejected or Your transfer privileges have been restricted for any reason, We will attempt to inform You by telephone the next business day. If We do not succeed in reaching You by telephone, We will send a letter to Your Address of Record.
Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by Our ability to predict strategies employed by Owners (or those acting on their behalf) to avoid detection. As a result, despite Our efforts to prevent harmful trading activity among the Subaccounts available under this Policy, there is no assurance that We will be able to detect or deter market timing or disruptive trading by such Owners or intermediaries acting on their behalf. Moreover, Our ability to discourage and restrict market timing or disruptive trading may be limited by terms of the Policy and by decisions of state regulatory bodies and court orders that We cannot predict.
Fund Frequent Trading Policies. The Funds to which We submit purchase and redemption orders may also detect large or unusual patterns of trades submitted by Us on behalf of all Our variable annuity contract owners and variable life policy owners. Those Funds may require Us to investigate whether any of Our contract owners are engaged in market timing or other similar activity and to cooperate with them to discourage such activity. If a Fund believes You are engaged in market timing activity, it may require Us to block You from making transfers or purchases to the Fund. In addition, federal regulations may require Us to provide individual transaction and contract owner information to the Funds when requested.
In addition to Our market timing procedures, the Funds to which We submit purchase and redemption orders may have their own market timing policies and restrictions. Those policies and procedures, when applicable, are described in the prospectuses for each of the Funds available for investment by you. We reserve the right to enforce the Funds' policies and procedures. Under SEC rules, We are required to: (i) enter into a written agreement with each Fund or its principal underwriter that obligates Us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and (ii) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Fund.
In cases of large or frequent transfers, Fund managers or Symetra Life may reject trades that are determined to be detrimental to other Fund investors or violate the Funds’ policies and procedures. Therefore, to the extent permitted by law, We may delay or refuse to honor a transfer request to a Subaccount that invests in a Fund, or to reverse such a transfer request, at any time We are unable to purchase or redeem shares of any of the Funds because of the Fund’s refusal or restriction on purchases or redemptions.
We further reserve the right to implement, administer, and collect any fee or restriction, including redemption fees, imposed by any Fund. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading. You should read the prospectus of each Fund for more information about the Fund’s ability to refuse or restrict purchases or redemptions of its shares and to impose redemption fees.

DEATH BENEFIT

DEATH BENEFIT PROCEEDS

Upon receipt of Due Proof of Death of the Insured while the Policy is in force, We will pay the Death Benefit Proceeds to the primary Beneficiary(ies), if living, or to a Contingent Beneficiary. If no Beneficiary or Contingent Beneficiary survives the Insured, We will pay the Death Benefit Proceeds to the Owner or the Owner’s estate. We will pay the Death Benefit in a single sum or under a payment option provided under the Policy that the Owner or the Beneficiary(ies) select(s). See “Settlement Options” in OTHER INFORMATION ABOUT THE POLICY.

The Death Benefit Proceeds equal:	•	The Death Benefit; plus
	•	Any death benefit under any rider to the Policy; minus
	•	Any Loan Amount; minus
	•	Any unpaid Monthly Deductions if the Insured dies during the Grace Period.
We may further adjust the amount of the Death Benefit if We contest the Policy, if You misstate the Insured's Age or sex.
We will pay interest on the Death Benefit Proceeds from the date of death to the date of payment. The annual interest rate will be at least 1% if payment of Death Benefit Proceeds is delayed. We will pay additional interest at an annual rate of 10% starting thirty-one (31) days following the latest of:

•	the date We receive Due Proof of Death at Our Administrative Office;

•	the date We receive sufficient information to determine Our liability, the extent of the liability, and the person(s) entitled to the Death Benefit Proceeds;

•
the date that legal impediments to payment of the Death Benefit Proceeds that depend on actions of parties other than Symetra Life-e.g., the establishment of guardianship and conservatorships, the appointment and qualification of trustees, and the submission of information necessary to satisfy state and federal reporting obligations-are removed to Our satisfaction.

DEATH BENEFIT

Your Policy’s initial amount of insurance coverage, which You select in Your application, is its Initial Specified Amount. The maximum Specified Amount is generally $20 million. You may decrease, but not increase, Your Specified Amount.
The Death Benefit is the greater of the Specified Amount on the date of the Insured’s death or the applicable percentage of the Policy Value as of the Insured’s date of death, as shown in Your Policy. The amount of the Death Benefit is determined at the end of the Valuation Period in which the Insured dies.
The Policy is intended to qualify under Internal Revenue Code Section 7702 as a life insurance policy for federal tax purposes. The Death Benefit is intended to qualify for the federal income tax exclusion. The provisions of the Policy and any attached endorsement or rider will be interpreted to ensure such qualification, regardless of any language to the contrary.
To the extent the Net Amount at Risk under Your Policy increases-e.g., if the Subaccount Value declines-We may require evidence of insurability satisfactory to us. We will make appropriate adjustments, prospectively, to the Monthly Deductions or any supplemental benefits that are consistent with such an increase.
Tax Compliance Tests. Under Section 7702 of the Internal Revenue Code, a policy will generally be treated as life insurance for federal tax purposes if, at all times, it meets either a Guideline Premium Test (“GPT”) or a Cash Value Accumulation Test (“CVAT”). You must choose either the GPT or the CVAT before the Policy is issued. Once the Policy is issued, You may not change to a different test. The Death Benefit will vary depending on which test is used. In deciding whether to choose the CVAT, You should consider that the CVAT generally permits more premiums to be contributed to a Policy, but may require the Policy to have a higher Death Benefit, which may increase certain charges.

The GPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into the Policy. The corridor requires that the Death Benefit be at least a certain percentage (varying each year by Attained Age of the Insured) of the Policy Value. The CVAT does not have a premium limit, but does have a corridor that requires that the Death Benefit be at least a certain percentage (varying based on the Attained Age, sex and Risk Class of the Insured) of the Policy Value, adjusted for certain riders.
The corridor under the CVAT is different from the corridor under the GPT. Specifically, the CVAT corridor requires more Death Benefit in relation to Policy Value than is required by the GPT corridor. Therefore, for a Policy in the corridor with no riders, as Your Policy Value increases, Your Death Benefit will increase more rapidly under CVAT than it would under GPT.
Under the Guideline Premium Test

The Death Benefit equals the greater of:	The Specified Amount; or
A specified percentage, shown in Your Policy, of the Policy Value on the Insured’s date of death.
The Death Benefit factor is the minimum multiple of Policy Value We must pay as the Death Benefit under federal tax requirements. The Death Benefit factor is shown in Your Policy for the Insured's Attained Age as of his or her death. The following table indicates the Death Benefit factors for the GPT for different Attained Ages:

Attained Age	Death Benefit Factor
40 and under	2.50
41 to 45	2.50 minus 0.07 for each age over Attained Age 40
46 to 50	2.15 minus 0.06 for each age over Attained Age 45
51 to 55	1.85 minus 0.07 for each age over Attained Age 50
56 to 60	1.50 minus 0.04 for each age over Attained Age 55
61 to 65	1.30 minus 0.02 for each age over Attained Age 60
66 to 70	1.20 minus 0.01 for each age over Attained Age 65
71 to 75	1.15 minus 0.02 for each age over Attained Age 70
76 to 90	1.05
91 to 95	1.05 minus 0.01 for each age over Attained Age 90
96 to 99	1.01
100 and older	1.01

If the Code requires Us to determine the Death Benefit by reference to these Death Benefit factors, then the Policy is described as “in the corridor.” An increase in the Policy Value will increase Our risk, and We will increase the cost of insurance We deduct from the Policy Value.
Guideline Premium Test Example: Assume that the Insured's Attained Age is under 40 and that there is no Loan Amount. A Policy with a $100,000 Specified Amount will generally pay $100,000 in Death Benefit. However, because the Death Benefit must be equal to or be greater than 2.50 times the Policy Value, any time the Policy Value exceeds $40,000, the Death Benefit will exceed the $100,000 Specified Amount. (The figure $40,000 is derived by solving for Policy Value in the following calculation: $100,000 = 2.50 multiplied by the Policy Value.) Each additional dollar added to the Policy Value above $40,000 will increase the Death Benefit by $2.50.
Similarly, for this Policy, as long as the Policy Value exceeds $40,000, each dollar taken out of the Policy Value will reduce the Death Benefit by $2.50. If at any time the Policy Value multiplied by the Death Benefit factor is less than the Specified Amount, then the Death Benefit will equal the Specified Amount of the Policy.
Under the Cash Value Accumulation Test

Death Benefit equals the greater of:	1.	The Specified Amount; or
2.
A specified percentage, shown in Your Policy, multiplied by the difference between the Policy Value on the date of the Insured’s death and any applicable net single premium (“ Net Single Premium”) for riders shown in Your Policy that are “Qualified Additional Benefits.” (“Qualified Additional Benefits” are specific benefits defined as such in Section 7702 of the Internal Revenue Code.).

The Death Benefit factor and the Net Single Premium for riders under CVAT are calculated as specified under Section 7702. They are based on the Insured’s sex, Risk Class, Specified Amount band (if any), and Attained Age at the beginning of each Policy Year.
Cash Value Accumulation Test Example: Assume that a Policy has no Loan Amount. Also assume that the Policy has a Specified Amount of $100,000, the Death Benefit factor is 2.97, and the Net Single Premium for the rider is $14,850. Under the Level Option, a Policy with a $100,000 Specified Amount will generally pay $100,000 in Death Benefits. However, because the Death Benefit for the Policy must be equal to or be greater than 2.97 times the difference of the Policy Value and the Net Single Premium for riders, any time the Policy Value exceeds $48,520, the Death Benefit of the Policy will exceed the $100,000 Specified Amount. The figure of $48,520 is derived by solving for Policy Value in the calculation $100,000 = 2.97 multiplied by (Policy Value minus $14,850): 2.97 multiplied by ($48,520 - $14,850) = $100,000. Each additional dollar added to the Policy Value above $48,520 will increase the Death Benefit of the Policy by $2.97.
Similarly, for this Policy, as long as the Policy Value exceeds $48,520, each dollar taken out of the Policy Value will reduce the Death Benefit of the Policy by $2.97. If at any time the difference between the Policy Value and the Net Single Premium for riders multiplied by the Death Benefit factor is less than the Specified Amount, the Death Benefit of the Policy will equal the Specified Amount of the Policy.
DECREASING THE SPECIFIED AMOUNT

After the first Policy Year, You can request a decrease of at least $10,000 in the Specified Amount by Written Notice to Us at Our Administrative Office. Decreases in the Specified Amount will not trigger assessment of a surrender charge, but will cause a decrease in the planned premium payment and the guideline premium payment. Changes take effect on the first Monthly Anniversary Day on or next following the date We approve the change. We may decline to make a change that would decrease Your Specified Amount of insurance to less than the minimum amount shown in Your Policy, or that would disqualify Your Policy as life insurance under tax law. We do not permit decreases in Specified Amount during a Grace Period.
LAPSE PROTECTION BENEFIT

An Owner can elect the Lapse Protection Benefit Rider at the time of application. This benefit ensures that the Policy will remain in force even if the Net Surrender Value is insufficient to cover Monthly Deductions. Under the Lapse Protection Benefit Rider, the Policy will not Lapse as long as either (i) the Lapse Protection Value minus the Lapse Protection surrender charge is at least zero, or (ii) the Policy’s Net Surrender Value exceeds the Loan Account Value. We assess a charge for this benefit, which is a percentage of the Specified Amount of the Policy. Investment restrictions apply.
LAPSE PROTECTION VALUE

The Lapse Protection Value is computed monthly, taking into account credits and charges similar to those used to calculate the Policy Value. Unlike the Policy Value, however, the Lapse Protection Value does not represent an actual monetary value available to an Owner. Rather, it is a notional amount that is used to determine whether the Lapse Protection Benefit is in effect.
The Lapse Protection Value is the sum of all premiums paid (no premium load is deducted), and is adjusted for withdrawals, reduced by loans and increased by loan repayments, reduced by Monthly Deductions, credited with interest, and reduced pro-rata for Specified Amount decreases. A surrender charge is applied to the Lapse Protection Value to determine whether the value remains positive. The Lapse Protection Benefit surrender charge varies by issue age, sex, Risk Class, and Policy duration.

•	Withdrawals will result in a pro-rata reduction to the Lapse Protection Value-e.g., a withdrawal that reduces the Policy Value by 10% will also reduce the Lapse Protection Value by 10%.

•
Policy loans will result in a reduction (a specified dollar-for-dollar ratio) of the Lapse Protection Value in the month the loan is taken. Likewise, any repayments of loan principal (i.e., excluding any interest) will be credited to the Lapse Protection Value, applying the same specified ratio, in the month the loan repayment is received. Repayments of loan interest will not be credited to the Lapse Protection Value.

◦	Example:

▪	Assume the dollar-for dollar ratio is 2:1, the loan is $2,000 (excluding any advance interest charged), and We assess a 3% interest charge on loans taken.

▪	The loan results in a $4,000 (2 multiplied by $2,000) reduction in the Lapse Protection Benefit.

▪	If a $60 payment of loan interest is made the following year, that payment is not credited to the Lapse Protection Benefit.

▪	If, however, the loan is fully repaid two years after the loan is taken with a payment of $2060, then $4,000 (two times the loan principal amount) will be credited to the Lapse Protection Benefit

•
A Specified Amount decrease will result in a pro-rata reduction of the Lapse Protection Benefit-e.g., if the Specified Amount of the Policy is reduced by 25%, then the Lapse Protection Value will be reduced by 25% as well.

•	Monthly Deductions from Lapse Protection Value

◦	COI charges are assessed against a Lapse Protection Value net amount at risk in a manner similar to the COI charges assessed against Policy Value

◦	The Lapse Protection Benefit Rider Expense Charge consists of a flat monthly charge and a charge per $1,000 of Specified Amount.

◦	Deductions of any charges for other riders that apply to Your Policy.

Interest is credited to the Lapse Protection Value each month, after all Monthly Deductions have been assessed.
INVESTMENT REQUIREMENTS

The Lapse Protection Benefit Rider requires that the Owner allocate Net Premium Payments to, and transfer Policy Value among, the Subaccounts. Allocation requests to a Fixed Account will not be honored while the rider is in effect.
CHARGES AND FEES

This section describes the charges and deductions that We make under the Policy in consideration for the services and benefits We provide, the costs and expenses We incur, and the risks We assume. We may profit from the charges deducted and We may use any such profits for any purpose, including payment of distribution expenses. The current and maximum guaranteed levels of the charges and deductions are presented in the Fee Table.
PREMIUM CHARGE

We will deduct certain charges from premium payments before We allocate the Net Premium Payments to the Subaccounts or a Fixed Account. The premium charge compensates Us for certain sales expenses and state and federal tax liabilities associated with the Policies.
MONTHLY DEDUCTION

Each month We will deduct an amount from Your Policy Value to pay for the benefits provided by Your Policy. We deduct this charge on the Policy Date and on each Monthly Anniversary Day thereafter until the Maturity Date by reducing Subaccount Values (i.e., by liquidating Units (see “Units” in CALCULATION OF POLICY VALUE) and any Fixed Policy Value either in the proportion that each Subaccount Value and any Fixed Policy Value bears to the Policy Value (less any Loan Account Value), or as directed by the Owner. The Variable Policy Value charge will reduce only the Subaccount Value. Because portions of the Monthly Deduction (such as cost of insurance) can vary, the monthly deduction will also vary.
The Monthly Deduction is comprised of:

•	the monthly administrative charge; plus

•	the monthly expense charge; plus

•	the monthly cost of insurance charge; plus

•	the monthly Variable Policy Value charge; plus

•	the monthly cost of additional benefits provided by riders.

Monthly Administrative Charge. We deduct a monthly administrative charge, expressed in dollars, from Your Policy Value to compensate Us for issue and administrative costs.
Monthly Expense Charge. We deduct a monthly expense charge from Your Policy to compensate Us for Our costs for sales, administration, capital, taxes, and a variety of other expenses. This charge, expressed as an amount per $1,000 of Initial Specified Amount, will vary by the Issue Age, sex, Risk Class, initial Specified Amount, and Policy duration (i.e., how long the Policy has been in force).
Monthly Cost of Insurance Charge. The monthly cost of insurance charge depends upon a number of variables that cause the charge to vary from Policy to Policy and from month to month. The charge is computed at the beginning of each Policy Month and is equal to the cost of insurance rate multiplied by the Net Amount at Risk.

To determine the monthly cost of insurance rates, We use a schedule of current cost of insurance rates and consider a number of factors. The factors include, but are not limited to: (i) the sex, Attained Age, Issue Age, and Risk Class of the Insured; (ii) Policy duration; (iii) the Company’s expectations as to future mortality experience; (iv) taxes; (v) capital and reserve requirements; (vi) investment earnings; and (vii) other expenses. We review the monthly cost of insurance rates on an ongoing basis and may, based on changes in such factors, change monthly cost of insurance rates from time to time. Any changes in cost of insurance rates are determined in accordance with procedures and standards on file with the insurance department of the jurisdiction in which the Policy is delivered and are made on a uniform basis for Insureds of the same class as defined by sex, Attained Age, Issue Age, Risk Class, and Policy duration. The rates will never be greater than the Table of Guaranteed Maximum Cost of Insurance Rates stated in Your Policy.
The Risk Class of the Insured will affect the cost of insurance rates. In determining underwriting classifications, We apply certain criteria that are based on an assessment of the Insured’s life expectancy. We currently place Insureds into preferred or standard Risk Classes: standard nicotine, preferred nicotine, standard non‑nicotine, standard plus non-nicotine, preferred non-nicotine, super preferred non‑nicotine. We also place Insureds in substandard Risk Classes with extra ratings that reflect higher mortality risks and will result in higher cost of insurance rates. Examples of reasons an Insured may be placed into a substandard Risk Class include (where permitted by state law), but are not limited to, medical history, avocation, occupation, driving record, or planned future travel.
The guaranteed rates for standard classes are based on the 2001 Commissioners' Standard Ordinary Mortality Tables, Male or Female ("2001 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additions to the 2001 CSO Tables that are relevant to Your Policy. Cost of insurance rates for an Insured in a non-nicotine class are less than or equal to rates for an Insured of the same age and sex in a nicotine class. Cost of insurance rates for an Insured in a non-nicotine or nicotine “standard” class are generally lower than guaranteed rates for an Insured of the same age and sex and nicotine status in a “substandard” class.
For a better understanding of how the cost of insurance and other charges affect Policy values, You should request a personalized illustration from Your registered representative.
Monthly Variable Policy Value Charge. We deduct a monthly charge from Your Variable Policy Value. We may use revenue from this charge to cover a variety of types of expenses, including sales expenses. The Variable Policy Value charge We deduct from each Subaccount during Policy Years 11 and later may be lower than the maximum charge deducted during the first 10 Policy Years.
If this charge, combined with other Policy fees and charges, does not cover Our total actual costs for services rendered and expenses incurred, We will absorb the loss. Conversely, if the charge covers more than Our actual costs, then the excess is a profit for Us. We expect to profit from this charge.
Monthly Cost of Additional Benefits Provided by Riders. The Monthly Deduction will include any charges for certain supplemental benefits that You add to Your Policy by rider. See SUPPLEMENTAL BENEFITS (RIDERS) for more information on rider charges.

SURRENDER CHARGE

The surrender charge compensates Us for expenses incurred in connection with the sale of the Policy.
Your Policy will be issued with a surrender charge schedule. We will deduct a surrender charge if You surrender Your Policy during the first fifteen (15) Policy Years. This charge varies by Policy duration and by the sex, Issue Age, and Risk Class of the Insured. The charge is also a function of the Initial Specified Amount. The surrender charge is assessed per $1,000 of Initial Specified Amount. If taken upon surrender of the Policy, the surrender charge is deducted before the Net Surrender Value is paid. If a Policy is reinstated, the amount of the surrender charge is reinstated. See “Reinstatement” in POLICY LAPSE AND REINSTATEMENT.
The surrender charge does not apply to withdrawals.
WITHDRAWAL PROCESSING FEE

We reserve the right to deduct a fee to cover the costs We incur in processing withdrawals. Unless You instruct Us otherwise, We will deduct the withdrawal and any withdrawal processing fee from the Fixed Policy Value and Subaccount Value in the same proportion as We take Monthly Deductions. If this is not possible, We will deduct withdrawals and withdrawal processing fees on a pro rata basis from the Subaccounts and any Fixed Accounts in which You are invested.
TRANSFER PROCESSING FEE

We currently allow You to make twenty-four (24) transfers among and between the Subaccounts and the Fixed Account each Policy Year free of charge; We will deduct a charge for additional transfers. We deduct the transfer processing fee from the amount being transferred.
For purposes of assessing the transfer processing fee:

•	Each transfer request made in one day, regardless of the number of Subaccounts affected by the transfer, will be considered a single transfer.

•	Transfers resulting from automatic rebalancing, Policy loans, or expiration of the Cancellation Period, do not count as transfers.

LOAN INTEREST SPREAD

We currently charge interest on the amount borrowed when You take a loan from Us using Your Policy as collateral. We will also credit the amount in the Loan Account with interest at an effective annual rate that will not be lower than the minimum guaranteed interest rate for the Fixed Account shown in Your Policy. After offsetting the interest We credit, the net cost of loans will not exceed 1%. For more detail, see “Loans” in Access To Your POLICY VALUE.
TAXES

Premium Taxes. States and municipalities may charge Us premium taxes ranging from 0% to 3.5%. These taxes vary by jurisdiction and are subject to change. We deduct the applicable tax as a part of the Premium Charge.
Income or Other Taxes. We reserve the right to deduct a charge from Your Policy to cover the expense of taxes We pay attributable to Your Policy.
FUND EXPENSES

There are deductions from and expenses paid out of the assets of the various Funds. These expenses are summarized in the Total Annual Fund Operating Expenses table of this prospectus. For more detailed information, You should refer to the Fund prospectuses.
REDUCTION OF CHARGES

There may be circumstances that result in sales or administrative expenses or insurance risks that are different from those normally associated with this Policy. Under such circumstances, We may vary the charges and other terms of the Policies, but in no event will the charges exceed the maximum charges identified in the fee tables in this prospectus. Any reduction in charges associated with the Policy must be consistent with applicable law, will be applied in a manner that is not unfairly discriminatory to Owners, and will reflect the differences in costs of services provided.
ACCESS TO YOUR POLICY VALUE

You can access money in Your Policy in the following ways:

•	by taking loans against Your Policy Value.

•	by requesting withdrawals after the first Policy Year.

•	by surrendering Your Policy for value.

LOANS

While a Policy is in force, and after the completion of the Cancellation Period, the Owner may borrow money from the Policy using the Policy’s Surrender Value as the only security for the loan. A loan that is taken from and secured by a Policy may have tax consequences. See “Policy Loans” in Taxes.
Policy loans are subject to certain conditions:

•	The minimum loan amount is $1,000.

•	The maximum amount an Owner may borrow (subject to any applicable state law requirement) is shown in the Policy.

When an Owner takes a loan, We will withdraw an amount equal to the requested loan from each of the Subaccounts and any Fixed Account based on allocation instructions from the Owner, and transfer that amount to the Loan Account. The Loan Account is part of Symetra Life’s General Account. No charge will be imposed for these transfers of Policy Value into the Loan Account, and these transfers are not treated as transfers in calculating any transfer processing fee.
If the Owner does not specify the allocation, We will deduct the amount of the loan taken from the Subaccount Value(s) and the Fixed Policy Value (excluding Loan Account Value) in the same proportion as We make Monthly Deductions. If that is not possible, then We will make the allocation based on the proportion that each Subaccount Value and the Fixed Policy Value (excluding Loan Account Value) bear to the Policy Value (less the Loan Account Value) as of the date that the transfer is made. If unpaid interest is due from an Owner on a Policy Anniversary, Policy Value in the amount of the interest is transferred to the Loan Account as of that Anniversary and is added to the Loan Amount. The Policy Value transferred in connection with unpaid loan interest is allocated on the same basis as other Policy Value that We transfer to the Loan Account.
We normally pay the amount of the loan taken within seven days after We receive a loan request, by Written Notice signed by the Owner and any irrevocable Beneficiary, at Our Administrative Office. We will not be liable for processing a loan request if We believe the request is genuine. We may postpone payment of loans under certain conditions.
Loan amounts are credited with interest and are also charged with interest. We will credit the amount in the Loan Account with interest at an effective annual rate that will not be lower than the minimum guaranteed interest rate for the Fixed Account shown in Your Policy. The interest rate We charge on borrowed amounts may vary, but will not exceed the greater of (i) the guaranteed interest rate credited to the Fixed Account (as shown in Your Policy) plus 1% and (ii) the Moody’s Corporate Bond Yield Average for the calendar month that ends two months before Your Policy Anniversary date. In the event that the Moody’s Corporate Bond Yield Average is not available or does not reflect prevailing interest rates for investment grade debt, We may substitute another widely-recognized indicator of such prevailing interest rates.
Loan interest is payable in advance on the date of the loan and on each subsequent Policy Anniversary until the loan is repaid. Loan interest that is not paid on the date due increases the outstanding Loan Amount and is charged loan interest.
You can repay a loan at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to Our Administrative Office and will be credited as of the Valuation Date received in Good Order. We will consider each additional premium payment made while a loan is outstanding as a loan repayment, unless You specify otherwise in a Written Notice. Loan repayments first pay down interest, then any additional loan repayment goes toward paying down the loan principal. Unless the Owner instructs Us otherwise, We will allocate any repayment of loan principal to the Subaccounts and/or the Fixed Account in accordance with the Owner’s allocation instructions for Net Premium Payments in effect at the time of such repayment.

Loan Interest Spread. The loan interest spread is the difference between the amount of interest We charge You for a loan and the amount of interest We credit to Your Loan Account. In no event will the loan interest spread exceed 1%.
Effect of Policy Loans. A Policy loan reduces the Death Benefit and Surrender Value by an amount equal to the sum of any unpaid Policy loan and accrued loan interest (i.e., the Loan Amount). Repaying the loan causes the Death Benefit and Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, We hold an amount in the Loan Account equal to the amount of the Loan Amount as of the last Policy Anniversary plus any accrued interest. Loaned amounts do not participate in the investment performance of the Variable Account and may not be credited with the interest rates accruing on the portion of Policy Value in the Fixed Account. Loan Amount is not available for withdrawal or surrender.
There are risks involved in taking a Policy loan, including possible adverse tax consequences. For example, if Your policy is a MEC, the loan may be taxable and may be subject to a 10% tax penalty. If a loan is outstanding and Your Policy lapses, the amount of any unpaid loans will be treated as a distribution and will be taxable to the extent of gain in the Policy. See Taxes for more information. You should consult a tax advisor before taking out a Policy loan.
Loans also reduce the number of Units in the Subaccounts and/or the value in a Fixed Account, which, in turn, increases:

•	the risk that You will not accumulate enough Policy Value to meet Your future financial needs.

•	the potential for a Policy to Lapse if projected earnings, taking into account any Loan Amount, are not achieved and, for example, as a result, the Loan Account Value exceeds the Surrender Value.

•	the risk that Your Beneficiary will receive less money.

WITHDRAWALS

After the first policy year, You can request a cash withdrawal of a portion of Your Net Surrender Value subject to certain conditions. The minimum withdrawal amount is $250. The maximum withdrawal amount is equal to Your Net Surrender Value minus three months’ worth of Policy charges.
Withdrawals reduce Policy Value and the Specified Amount of a Policy by the amount of the requested withdrawal plus any applicable withdrawal processing fee. If an Owner takes a withdrawal, We will reduce the number of Units in the Subaccounts and/or the value of a Fixed Account. As a result, withdrawals have an effect on Your Surrender Value and the Death Benefit payable under Your Policy. Withdrawals may also have tax consequences. See Taxes.
Withdrawal requests made by Written Notice received at Our Administrative Office before the NYSE closes, are priced using the Subaccount Unit value determined at the close of that regular business session of the NYSE (usually, 4:00 p.m. Eastern Time). If We receive the Written Notice at Our Administrative Office after the NYSE closes, or on a day that the NYSE is not open for trading, We will process the withdrawal request using the Subaccount Unit value determined at the close of the next regular business session of the NYSE. Your request must be submitted in Good Order to avoid a delay in processing the transaction.
Unless otherwise indicated in the request for a withdrawal, We will deduct amounts withdrawn and any withdrawal processing fees from the Subaccount Values and Fixed Policy Value based on the proportion that each Subaccount Value and the Fixed Policy Value bear to the Policy Value (excluding the Loan Account Value). If that is not possible, then We will deduct withdrawals and any related withdrawal processing fee on a pro rata basis from the investment options under the Policy that the Owner has selected. If an Owner requests a decrease in Specified Amount as of the same date as a withdrawal, We will effect the withdrawal after the requested decrease in Specified Amount.
We currently do not assess a charge for withdrawals, but reserve the right to charge a processing fee of $25 for each withdrawal taken. In addition, We reserve the right to reject a withdrawal request that would cause the Specified Amount of a Policy to be reduced below a minimum amount shown in Your Policy. We also reserve the right to reject any withdrawal request that would reduce the Specified Amount below the minimum We require for Policy issue or that would disqualify the Policy as life insurance under tax law.
SURRENDER

You may end the insurance coverage under this Policy and receive the Net Surrender Value at any time by sending Written Notice to Us while the Insured is living and the Policy is in force. Once a Policy is surrendered, all coverage and other benefits under it cease and it cannot be reinstated.

If the Owner surrenders the Policy during the first fifteen (15) Policy Years (referred to here as the “surrender charge schedule”), We will deduct a surrender charge. See “Surrender Charge” in Charges and FEES. The Net Surrender Value is equal to the Policy Value minus: (i) any applicable surrender charges: and (ii) any Loan Amount. The Surrender Value may be subject to current tax and tax penalties. See Taxes.
We will compute the Surrender Value as of the date We receive Your Written Notice in Good Order at Our Administrative Office. We will make a single sum payment to you, unless You request an alternate settlement option by Written Notice. (See SETTLEMENT OPTIONS.) We have the right to postpone payment as permitted by law.

CONSEQUENCES OF LOANS, WITHDRAWALS AND SURRENDERS

Making a withdrawal or taking a loan may:

•	Reduce Your Policy’s Specified Amount.

•	Reduce the Death Benefit paid to Your Beneficiary(ies).

•	Make Your Policy susceptible to Lapse.

•	Cause Your Policy to lose its tax status.

•	Trigger federal income taxes and possibly a penalty tax.

Withdrawals reduce Your Policy Value. Withdrawals, especially those taken during periods of poor investment performance by the Subaccounts, could considerably reduce or eliminate some benefits or guarantees of the Policy.
Loan Amounts do not participate in earnings from the Subaccounts or receive higher interest rates that may be available in a Fixed Account. Accordingly, loans, whether or not repaid, have a permanent effect on the amount of Policy Value You are able to accumulate. Loans may also result in Policy Lapse if the Loan Amount reduces the Net Surrender Value to zero. You should consult a tax advisor before borrowing money from Your Policy.
You may be subject to income tax if:

•	You take any withdrawals or surrender the Policy; or

•	Your Policy lapses and You have not paid any outstanding Policy loans.

If Your Policy is treated as a modified endowment contract (MEC), withdrawals, surrenders, assignments, pledges and loans that You receive or make during the life of the Policy may be taxable and subject to a federal tax penalty equal to 10% of the taxable amount if taken before age 59½. See “Modified Endowment Contracts” in Taxes.
You should consult a tax advisor to apply the law to Your particular circumstances.
POLICY LAPSE AND REINSTATEMENT

Failure to pay planned periodic premiums will not necessarily cause a Policy to Lapse (i.e., terminate without value). Nor will paying all planned periodic premiums necessarily prevent a Policy from lapsing. Unless the Lapse Protection Benefit Rider is in effect (see LAPSE PROTECTION BENEFIT), the Policy will Lapse if the Net Surrender Value is not sufficient to cover the Monthly Deduction. More specifically, the Policy will be in default and a Grace Period will begin if the Net Surrender Value on any Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in Net Surrender Value or the Net Surrender Value has decreased because the Owner has not paid sufficient Net Premiums to offset prior Monthly Deductions.
The Owner has a 61-day Grace Period to make a payment of premium at least sufficient to keep the Policy in force for two Policy Months following the end of the Grace Period. We will mail to the Owner and to any assignee of record at their last known Address(es) of Record, notice of the premium payment or loan repayments required to prevent Lapse and to keep the Policy in force for two Policy Months following the end of the Grace Period. Coverage under the Policy will continue during the Grace Period. If the Insured dies during the Grace Period, the Death Benefit payable to the Beneficiary(ies) will reflect a reduction for the Monthly Deductions due on or before the date of the Insured’s death as well as any Loan Amount or liens. Unless the amount of premium stated in the notice is paid before the Grace Period ends, the Policy will Lapse and all coverage under the Policy will end. (For this purpose, We consider payments mailed to Us as being received by Us on the date they are post-marked.) Policy Lapse may have tax consequences. See Taxes.

Attained Age 120. On the Monthly Anniversary Day immediately following the Insured’s reaching Attained Age 120, the Policy will not enter the Grace Period or Lapse, even if the Surrender Value is insufficient to cover the Monthly Deduction due on the Monthly Anniversary Day. The Policy will remain in force until the death of the Insured, and the Death Benefit will equal the Death Benefit at Attained Age 120 minus any Loan Amount.
Reinstatement. If Your Policy lapses, You have up to three (3) years from the end of the Grace Period and while the Insured is living, to request reinstatement of Your Policy. You cannot reinstate a Policy that has been surrendered. Reinstatement allows You to keep Your original Policy Date, and the surrender charge is determined using that Policy Date.
To reinstate Your Policy You must:

•	provide Us satisfactory evidence of insurability;

•	pay premium in an amount sufficient to result (along with any loan repayments) in a positive Net Surrender Value; and

•	pay premium that results in Net Premium Payments in an amount that covers or exceeds the amount of Monthly Deductions for at least three months following the reinstatement date.

Coverage that We reinstate under Your Policy becomes effective on the date that: (i) We approve Your application for reinstatement; and (ii) We receive any premium payment required for reinstatement.
Upon reinstatement, We will reinstate any Loan Amount at the time of Policy Lapse. In addition, the surrender charge and the following riders available under the Policy will be reinstated: Accelerated Death Benefit for Chronic Illness; Accelerated Death Benefit for Terminal Illness; Charitable Giving Benefit; and Chronic Illness Plus. The Lapse Protection Benefit Rider will not be reinstated.
The Policy Value of a reinstated Policy is the Policy Value on the date the Policy lapsed plus the amount of the Net Premium Payments submitted with the application for reinstatement. The effective date of a reinstated Policy is the Monthly Anniversary Day that falls on or next follows the later of the date that We approve Your application for reinstatement or the above-listed items are received at the Administrative Office.
Unlike many companies, We do not ask You to pay premium for the period after the Policy lapsed and before reinstatement; nor is there insurance coverage for this period.
TAXES

This section discusses how federal income tax applies to the policy in general. This information is not complete and is not intended as tax advice. Tax laws and their interpretations are complex and subject to change. This discussion is based upon Our understanding of the present federal income tax laws. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. We cannot represent that the present federal income tax laws or their interpretation will continue. You should consult counsel or another competent tax advisor about Your individual circumstances.
TAX STATUS OF THE POLICY

If Your Policy meets certain requirements under the Internal Revenue Code of 1986, as amended (Code), it will be treated as life insurance for federal tax purposes and receive the tax treatment normally accorded life insurance contracts under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, We believe that a policy issued on a standard class basis should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a substandard basis, and it is not clear whether such policies will in all cases satisfy the requirements. We will monitor compliance of Your Policy with these requirements. If it is subsequently determined that a Policy does not satisfy the applicable requirements, We may take appropriate steps to bring the policy into compliance with such requirements. We reserve the right to restrict Policy transactions in order to do so.
INVESTOR CONTROL AND DIVERSIFICATION

In general, owners of variable life insurance policies receive tax deferral while the insured is living. This favorable tax treatment allows You to control the selection of and transfer among the Subaccounts without paying income tax unless You take money out of the Policy. However, in certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the Subaccounts’ assets due to the owners ability to exercise investment control over those assets. Where this is the case, the policy owners were taxed on income and gains attributable to the Subaccounts’ assets. We believe Your Policy does not give You investment control over assets of the Subaccounts. However, there is little guidance in the Code or Treasury Regulations in this area, and some features of the Policies, such as the flexibility to allocate premiums among Subaccounts, have not been explicitly addressed under federal tax law. If such guidance was issued, it could be applied either prospectively or retroactively and subject You to income tax consequences. We reserve the right to modify the Policies, such as limiting the number of transfers allowed under the Policies, to prevent You from being treated as the owner of the assets supporting the Policy.
In addition, the Code requires that the investments of the Subaccounts meet certain diversification standards set by Treasury Regulations in order for the Policies to be treated as life insurance policies for federal income tax purposes. It is intended that the Subaccounts will satisfy these diversification requirements.
The following discussion assumes that the Policy will qualify as a life insurance contract for federal tax purposes.
We believe that the Death Benefit under Your Policy will not be included in Your Beneficiary’s gross income when the insured dies. Federal, state and local transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each Owner or Beneficiary. A tax advisor should be consulted on these consequences.
Generally, You will not pay income tax on the Policy Value until there is a distribution. When distributions from a Policy occur or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a “Modified Endowment Contract” (“MEC”) as described in the Code and more fully described below.
If Your Policy is not a MEC, then distributions from Your Policy other than death benefits are generally treated first as a recovery of Your “investment in the policy,” and then as taxable income. Your investment in the Policy is generally the sum of Your premiums. When a distribution is taken from Your Policy, Your investment in the Policy is reduced by the amount of the distribution that is tax-free. This means that withdrawals are generally treated as first recovering the premiums You paid into the Policy and then as taxable income. However, certain distributions that must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes may be treated in whole or in part as ordinary income subject to tax.
Loans from, or secured by, the Policy are generally not treated as distributions. You should consult a tax advisor as to the tax treatment of such loans. Furthermore, a surrender or termination of the Policy by Lapse may have tax consequences if the Surrender Value plus outstanding Loan Amount is greater than premium paid into the Policy. If the Insured is alive on the Maturity Date and the Owner has elected not to extend insurance coverage beyond the Maturity Date, the Owner may have to pay federal income tax on the Policy Value (including any outstanding Loan Amount) that is attributable to earnings in the Subaccounts and interest in any available Fixed Account(s). Finally, neither distributions from, nor loans from or secured by, a Policy that is not a MEC are subject to the 10% additional income tax described below.
MODIFIED ENDOWMENT CONTRACTS

Under the Code, life insurance policies that are MECs are treated less favorably than other life insurance policies. Because of the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a MEC. In general, Your Policy will be a MEC if the amount of premiums paid into the Policy causes the Policy to fail the “7-pay test.” A Policy will fail the 7-pay test if at any time in the first seven Policy Years, the amount paid into the Policy exceeds the total premiums that would have been paid for a Policy providing for paid-up future benefits after the payment of seven level annual premiums.
A Policy received in a tax-free exchange for a life insurance policy that was a MEC will also be classified as a MEC. If there is a reduction in the benefits under the Policy during the first seven Policy Years-for example, as a result of a withdrawal-the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced Specified Amount. If there is a “material change” in the Policy’s benefits or other terms, even after the first seven Policy Years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the Death Benefit, including increases due to the payment of unnecessary premium. Unnecessary premiums are premiums paid into the Policy that are not needed to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy Years. To prevent Your Policy from becoming a MEC, it may be necessary to limit premium payments or to limit reductions in benefits. If Your Policy was not a MEC at issue, We will monitor it to determine whether a policy transaction will cause the Policy to be classified as a MEC. If a deposit received causes Your Policy to be a MEC, We will reverse the transaction and only deposit the portion of the transaction that does not result in MEC status. The remaining funds will be held in suspense while We notify You of the situation. If You elect to have the remaining funds deposited, subsequently causing Your Policy to be a MEC, the funds will be deposited with an effective date of the original receipt. You should consult with a competent advisor to determine whether a policy transaction will cause the Policy to be classified as a MEC.
If Your Policy is a MEC, amounts You take out while the insured is living may be taxable income. All distributions other than death benefits, including surrenders and withdrawals, will be treated first as taxable income and then as tax-free recovery of the investment in the Policy after all gain in the Policy has been distributed. Loans taken or secured by the Policy may also be treated as distributions and taxed accordingly. There also may be 10% additional tax on distributions unless You are age 59½ or older, disabled, or take the distribution as a series of substantially equal periodic payments over Your life expectancy or the joint life expectancies of You and Your Beneficiary.
If a Policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC. Distributions from a Policy within two years before the Policy becomes a MEC may also be taxed as distributions from a MEC. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.
All MECs that are issued by Us (or Our affiliates) to You during any calendar year are treated as one MEC for purposes of determining the amount includible in Your income when a taxable distribution occurs.
POLICY LOANS

In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a Policy loan, You should consult a tax advisor as to the tax consequences.
CONTINUATION BEYOND AGE 100

The federal tax consequences of continuing the Policy beyond the Insured’s Attained Age 100 are unclear. You should consult a tax advisor if You intend to keep the Policy in force beyond the Insured’s Attained Age 100.
TAX WITHHOLDING

To the extent that the Policy distributions are taxable, they are generally subject to withholding at a rate of 10% for the distribution recipient’s federal income tax liability. Recipients may generally elect, however, not to have tax withheld or to have withholding done at a different rate.
BUSINESS USE OF THE POLICY

Businesses may use the Policy in various business arrangements, including non-qualified deferred compensation plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, and retiree medical benefit plans. The tax consequences of such plans will vary depending on the circumstances of the arrangement. If You are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, You should consult a qualified tax advisor.
In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. The Internal Revenue Service and the Treasury Department have also recently issued guidance that substantially affects split-dollar arrangements. Any business considering the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.
Furthermore, federal corporate governance legislation known as the Sarbanes-Oxley Act of 2002 (the “Act”) prohibits publicly‑traded companies from extending personal loans to their directors and officers. Under the Act, split-dollar life insurance arrangements for directors and officers of such companies may be considered a prohibited loan. It is unclear whether premiums paid in connection with such split-dollar life insurance arrangements will be considered prohibited loans under the Act.
Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material change to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

Finally, there may also be indirect tax applied in connection with a Policy held by a corporation. The federal corporate alternative minimum tax may apply to the gain accumulated in the Policy or the proceeds of the Policy.
NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES

If a Policy is owned or held by a corporation, trust or other entity that is not a natural person, this could jeopardize some or all of such entity’s interest deduction under Code section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Code section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a Beneficiary of a Policy, the Policy could be treated as held by the business for purposes of the Code section 264(f) entity-holder rules. A qualified tax advisor should be consulted before any non-natural person is made an Owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a Beneficiary of a Policy.
EMPLOYER-OWNED LIFE INSURANCE POLICIES

Pursuant to Code section 101(j), unless certain eligibility, notice and consent requirements are satisfied, the amount excludible as a death benefit payment under an employer-owned life insurance policy will generally be limited to the premiums paid for such policy (although certain exceptions may apply in specific circumstances). An employer-owned life insurance policy is a life insurance policy owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such policy. It is the employer’s responsibility to verify the eligibility of the intended Insured under employer-owned life insurance policies and to provide the notices and obtain the consents required by Code section 101(j). These requirements generally apply to employer owned life insurance policies issued or materially modified after August 17, 2006. A tax adviser should be consulted by anyone considering the purchase of an employer-owned life insurance policy.
TAX SHELTER REGULATIONS

Prospective owners that are corporations should consult a tax advisor about the treatment of the Policy under the Treasury Regulations applicable to corporate tax shelters.
OTHER TAX CONSIDERATIONS

The transfer of the Policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.
Under certain circumstances, the Code may impose a generation-skipping transfer (“GST”) tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Treasury Regulations issued under the Code may require Us to deduct the tax from Your Policy, or from any applicable payment, and pay it directly to the Internal Revenue Service.
For 2016, the federal estate tax, gift tax, and GST tax exemptions and maximum rates are $5,450,000 and 40%, respectively.
The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that Your estate plan adequately addresses Your needs and those of Your beneficiaries under all possible scenarios.
The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a qualified adviser to help ensure that Your estate plan adequately addresses Your needs and those of Your beneficiaries under all possible scenarios.
MEDICARE TAX ON INVESTMENT INCOME
Beginning in 2013, the newly enacted 3.8% Medicare tax on investment income applies to individuals whose income exceeds certain threshold amounts. You should consult a tax advisor about the impact of this new tax on distributions from the Policy.

LIFE INSURANCE PURCHASES BY RESIDENTS OF PUERTO RICO

In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.
LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a qualified tax adviser regarding U.S. and foreign taxation with respect to a life insurance policy purchase.
POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.
OUR INCOME TAXES

Under current federal income tax law, We are not taxed on the Variable Account’s operations. Thus, currently We do not deduct a charge from the Variable Account for federal income taxes. We reserve the right to charge the Variable Account for any future federal income taxes We may incur.
Under current laws in several states, We may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and We are not currently charging for them. If they increase, We may deduct charges for such taxes.
SUPPLEMENTAL BENEFITS (RIDERS)

Additional benefits are available to be added to Your Policy by rider at the time the Policy is issued; these benefits may not be added later. Certain of the riders-the Lapse Protection Benefit Rider (see LAPSE PROTECTION BENEFIT) and the Chronic Illness Plus Rider-require an additional monthly charge. There is no separate charge for the Accelerated Death Benefit for Chronic Illness Rider, the Accelerated Death Benefit for Terminal Illness Rider, or the Charitable Giving Benefit Rider. Canceling these supplemental benefits may have tax consequences. You should consult a tax advisor before doing so. For more information, refer to the terms of the rider and contact Your registered representative or us.
ACCELERATED DEATH BENEFIT FOR CHRONIC ILLNESS RIDER

Under this rider, up to 50% of the Death Benefit under the Policy can be accessed in advance if a licensed health care practitioner certifies during the prior 12-month period that the Insured:

•	is permanently unable to perform at least two of six activities of daily living; or

•	has a severe cognitive impairment that requires substantial supervision to ensure the health and safety of the Insured and others.

This rider is can be added to the Policy at issue, unless the Policy is issued with substandard ratings. There is no separate charge for this rider. When the rider is exercised, the accelerated death benefit is a lien against the Death Benefit. The accelerated death benefit may be taken as a single sum or in monthly installments. There is no minimum benefit amount that must be taken.

ACCELERATED DEATH BENEFIT FOR TERMINAL ILLNESS RIDER

Unless the Policy is issued with substandard ratings, this rider can be added to the Policy at issue. There is no separate charge for this rider. The benefit, which may only be taken as a single sum, allows an Owner to access up to 75% percent of the Death Benefit under the Policy in advance if a licensed physician certifies that the Insured is terminally ill with less than 12 months to live.
Upon exercise of the rider, the amount of the accelerated death benefit is transferred to the Fixed Account. When exercised, this rider will reduce the Death Benefit and the Surrender Value dollar for dollar. There is no minimum benefit amount that must be taken.
CHARITABLE GIVING BENEFIT RIDER

This rider must be elected at issue. There is no separate charge for this rider. Upon the Insured’s death, this rider provides an additional benefit of 1% of the Initial Specified Amount of the Policy (up to $100,000) to the qualified charity of the Owner’s choice. The charity must be designated at the time of Policy issue.
CHRONIC ILLNESS PLUS RIDER

This rider must be elected at Policy issue, and if dropped from the Policy cannot be reinstated. Under this rider, up to 100% of the Death Benefit under the Policy can be accessed (monthly), in advance, if the Insured:

•
is certified by a licensed health care practitioner, during the prior 12-month period, as being permanently unable to perform at least two of six prescribed activities of daily living, or having a severe cognitive impairment requiring substantial supervision to ensure the health and safety of the Insured and others;

•	is annually recertified by a licensed health care practitioner to continue receiving benefits.

The benefit can be paid as a single sum or through monthly payments.

OTHER INFORMATION ABOUT THE POLICY

POLICY MATURITY

The “Maturity Date” is the Policy Anniversary nearest the date when the Insured reaches Attained Age 120. A Policy that is in force on the Maturity Date will automatically continue in force (unless otherwise elected by the Owner) until the death of the Insured, at which time the Death Benefit will be paid to the Beneficiary(ies). If, however, an Owner notifies Us in writing of the Owner’s election not to extend insurance coverage beyond the Maturity Date, then the Policy will terminate and We will pay the Owner the Net Surrender Value, if any, in a single sum or, alternatively, in a settlement option (as described below) on the Maturity Date.
Note:

•	If a Policy is in a Grace Period on the Maturity Date, the minimum amount required to reinstate the Policy must be paid before that Policy can be continued.

•	Coverage beyond the Maturity Date will not be extended if a Policy would fail the definition of life insurance under the Code.

•
Continuing a Policy beyond the Insured’s Age 100 may have tax consequences. You should contact a tax advisor if You intend to keep the Policy in force beyond the Insured’s Age 100. See “Continuation Beyond Age 100” in TAXES.

If insurance coverage is extended beyond the Maturity Date:

•
100% of an Owner’s Policy Value (less any Loan Account Value) must be transferred to a Fixed Account. Interest will be credited monthly to the Owner’s account value at an effective annual rate of at least the guaranteed minimum rate then available under the Policy.

•	The Death Benefit will continue to be determined as it was before the Policy was continued.

•	No premium payments will be accepted.

•	No Monthly Deductions will be taken.

•	No transfers or withdrawals can be requested.

•	New loans will be allowed and loan interest will continue to be charged on any Loan Amount. Loan repayments can be made.

•	The Owner may surrender the Policy.

SETTLEMENT OPTIONS

We will pay Owners (including contingent Owners) or Beneficiaries (including any Contingent Beneficiaries)-each a “Payee”-the amount of any surrender proceeds, withdrawal proceeds, or Death Benefit Proceeds in a single sum unless the Owner has, by Written Notice, chosen an alternate settlement option that We make available at the time such proceeds and insurance benefits become payable. Contact Us at Our Administrative Office to obtain information about alternate settlement options.
We will transfer to a Fixed Account any amount (“Proceeds”) placed under an alternate settlement option, which amount will not be affected thereafter by the investment performance of the Variable Account. When the Proceeds are payable, We will inform the Payee of the rate of interest We will credit to the amounts left with us. We will credit a minimum guaranteed rate of interest, and may pay interest in excess of that guaranteed rate.
Alternate Settlement Options. The following alternate settlement options are available. Other forms of payout may be requested, but are subject to the Company’s approval. Once payouts under a settlement option begin, the selected alternate settlement option cannot be changed.

•
Option 1-Payments for a Specified Period. If the Payments for a Specified Period Option is selected, the Company will make equal payments to the Payee for a specified number of years, at specified intervals-i.e., every 1 year, 6 months, 3 months or 1 month. The duration of the payout period and the frequency of the payments is specified at the time the settlement option is selected. The amount of each settlement payment is computed using the factors shown in Appendix A. If the Payee dies before the expiration of the specified number of years, unless instructed otherwise at the time that this settlement option is selected, the Company pays the value of the remaining payments in a single sum to the Payee’s estate.

•
Option 2-Life Annuity. The Company makes monthly payments to the Payee for as long as he or she lives. The amount of each settlement payment will be based on the Annuity 2000 Mortality Table at 2%. No further payments will be made after the Payee’s death.

Conditions.

•	The amount of proceeds being applied to an alternate settlement option must be at least $5,000; otherwise, the proceeds will be paid in a single sum by check.

•	The frequency of payments under a settlement option must result in installment payments of not less than $100.

•
If the Owner or Beneficiary (including any Contingent Beneficiary) receiving payment is an executor, administrator, trustee, or not a natural person, payment is made in a single sum unless We consent to payment under an alternate settlement option.

•
If the Owner has not selected a method for payment of Death Benefit Proceeds before the time of the Insured’s death, then the Beneficiary (or Contingent Beneficiary) can choose a method of payment before such Death Benefit Proceeds are paid.

•
The Owner may elect to receive the Net Surrender Value or the amount of a withdrawal in the form of an alternate settlement option at any time before payment of the surrender proceeds or withdrawal proceeds is made.

PAYMENTS WE MAKE

We usually pay the amounts of any surrender, withdrawal, or Death Benefit Proceeds involving Variable Policy Value within seven calendar days after We receive all applicable Written Notices and/or Due Proof of Death in Good Order at Our Administrative Office. However, We can postpone such payments if:

•	the NYSE is closed (other than customary weekend or holiday closings); or

•	trading on the NYSE is restricted, as determined by the SEC; or

•	an emergency exists that would make the disposal of securities held in the Variable Account, or determination of their value, not reasonably practicable; or

•	the SEC permits, by an order, the postponement for the protection of Owners.

If You have submitted a recent check or draft, We have the right to defer payment of surrenders, withdrawals, loans, life insurance benefit proceeds, or payments under a settlement option until such check or draft has been honored. In addition, We reserve the right to defer payment of transfers, loans, withdrawals, or surrender from a Fixed Account for the period permitted by law, but not for more than six months.
Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require Us to reject a premium payment and/or block an Owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, or life insurance benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about You or Your Policy to government regulators.
POLICY TERMINATION

Your Policy will terminate and all benefits under it will cease on the earliest of the following:

•	The date the Policy lapses

•	The date We receive, in Good Order, Your written request to surrender or terminate the Policy.

•	The date of the Insured’s death.

ASSIGNMENT

You may assign the Policy. The assignment will become effective when We receive Written Notice in Good Order at Our Administrative Office. Your rights and those of any other person under the Policy are subject to the assignment. We are not responsible for the validity of any assignments. An absolute assignment will be considered a change of ownership

ADDITIONAL INFORMATION

SALE OF THE POLICIES

The policies are distributed by Symetra Securities, Inc. (“SSI”). They are sold by individuals who, in addition to being licensed to sell variable life insurance for Symetra Life, are also registered representatives of broker-dealers who have a current sales agreement with SSI and Symetra Life. SSI is an affiliate of Symetra Life and is located at 777 108th Avenue NE, Suite 1200, Bellevue, WA 98004. It is registered as a broker- dealer with the SEC under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority. No amounts are retained by SSI for acting as principal underwriter for Symetra Life policies.
Registered representatives who solicit sales of the policies receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the registered representative. A broker-dealer firm or registered representative may receive different commissions for selling one variable life insurance policy over another and may favor one provider over another due to different compensation rates.
Ask Your registered representative for further information about the compensation Your registered representative and the selling firm that employs Your registered representative may receive in connection with Your purchase of the Policy. You also should inquire about any compensation arrangements that We and Our affiliates have with the selling firm, including conflicts of interest that such arrangements may create.
We generally pay commissions as a percentage of premiums invested in the Policy. The amount and timing of the commission may differ depending on the agreement between Us and the broker-dealer but is not expected to be more than 125% of premiums paid during the first Policy Year or more than 5.5% during Policy Years after the first. In addition, allowances, and bonuses may be paid to broker-dealers and/or other distributors of the policies. A bonus dependent upon persistency is one type of bonus that may be paid.
To the extent permitted by rules of the Financial Industry Regulatory Authority (“FINRA”), promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.
No specific charge is assessed directly to Owners or the Variable Account to cover commissions and other incentives or payments described above. We do intend to recoup commissions and other sales expenses We pay, however, through fees and charges deducted under the Policy and other corporate revenue.

Because differences in compensation or incentives that a registered representative may receive for selling one product over another may create an incentive for the selling firm or its sales representatives to recommend or sell the Policy to you. You may wish to take such incentives into account when considering and evaluating any recommendations relating to the Policy.
STATE VARIATIONS

This prospectus describes the material rights, benefits and obligations under the Policy. Certain provisions of the Policy may be different from the general description in this prospectus because of variations required by state law. For example, state law may require different “free-look” (or cancellation) periods, which is the amount of time allowed to examine the Policy and return it for a refunds. The state in which Your Policy is issued also governs whether certain riders, options, charges or fees are available or will vary under Your Policy.
Any such state variations will be included in Your Policy or in endorsements or riders attached to Your Policy. You should refer to Your Policy for specific variations applicable to you. If You would like to review a copy of Your Policy and its endorsements and riders, if any, contact Our Administrative Office or Your sales representative.
GOOD ORDER

A request or transaction generally is considered in “Good Order” if it complies with Our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by Us of the instructions relating to the requested transaction in writing (or, when permitted, by telephone, fax, or via the Internet) along with all forms, information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes, to the extent applicable to Your transaction: Your completed application; Your Policy number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the investment options affected by the requested transaction; the signatures of all Owners (exactly as shown in Your Policy), and if necessary, Social Security Number or Tax ID; and any other information or supporting documentation that We may require, including any spousal or joint Owner’s consents.
With respect to premium payments, Good Order also generally includes receipt by Us of sufficient funds to effect the purchase. We may, in Our sole discretion, determine whether any particular transaction request is in Good Order, and We reserve the right to change or waive any Good Order requirement at any time. If You have questions, You should contact Us or Your registered representative before submitting the form or request.
EXCHANGES AND CONVERSION

Exchanges. From time to time We may offer programs under which certain variable life insurance policies previously issued by Us may be exchanged for the Policies offered by this prospectus. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, You should consult Your tax advisor. Generally You can exchange one policy for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, You should compare both policies carefully. Exchanges may result in higher charges and a new fifteen-year surrender period will apply.
You should not exchange another variable life insurance policy for this one unless You determine, after knowing all the facts, that the exchange is in Your best interest.
Conversions. The Policy cannot be converted.
UNCLAIMED OR ABANDONED PROPERTY

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including Death Benefit Proceeds under the Policy) under various circumstances. In addition to the state unclaimed property laws, We may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent possible escheatment of your property, it is important that You keep Your contact and other information on file with Us up to date, including the full names, complete addresses, and any other contact or identifying information for Owners, Insureds, and Beneficiaries.
CYBER SECURITY RISKS

We rely heavily on interconnected computer systems and digital data to conduct Our variable product business activities.

Because Our variable product business is highly dependent upon the effective operation of Our computer systems and those of Our business partners, Our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, and unauthorized release of confidential customer information. For instance, cyber-attacks may: interfere with Our processing of Policy transactions, including the processing of orders from Our website or with the Funds; cause the release and possible destruction of confidential customer or business information; impede order processing; subject Us and/or Our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cyber security risks may also affect the Funds.
LEGAL PROCEEDINGS

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of Our business. Such legal and regulatory matters include proceedings specific to Us and other proceedings generally applicable to business practices in the industry in which We operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, We believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Variable Account, on SSI’s ability to perform under its principal underwriting agreement, or on Our ability to meet Our obligations under the Policy.
FINANCIAL STATEMENTS

The financial statements of Symetra Life and the Variable Account are included in the Statement of Additional Information.
The statutory-basis financial statements and schedules of Symetra Life Insurance Company included herein should be considered only as bearing upon the ability of Symetra Life to meet its obligations under the Policy. They should not be considered as bearing upon the investment experience of the Variable Account or its Subaccounts.

DEFINITIONS

Address of Record: The last known address of the Owner and/or the last known address of an assignee of record. “Address” may include e-mail addresses.
Administrative Office: Either the Company’s mailing address for correspondence and Written Notices (P.O. Box 34690, Seattle, Washington 98124), or the Company’s mailing address for payments (P.O. Box 34815, Seattle, Washington 98124).
Attained Age: The Insured’s age as of the nearest birthday on the Policy Date, plus the number of complete Policy Years since the Policy Date.
Beneficiary: The person or persons designated to receive all or a portion of the Death Benefit when the Insured dies. You may name primary, contingent and irrevocable Beneficiaries. A primary or Contingent Beneficiary named on the application may be changed as provided in the Policy.
Cancellation Period: The period during which the Owner may cancel the Policy for a refund by returning it to the Company, as described in this prospectus.
Code: The Internal Revenue Code of 1986, as amended.
Contingent Beneficiary: The person(s) to whom the Death Benefit is paid upon the death of the Insured if the primary Beneficiary (or Beneficiaries) is (are) not living.
Death Benefit: The amount payable to the Beneficiary, before adjustment for riders, loans and certain deductions, if the Insured dies while the Policy is in force.
Death Benefit Proceeds: The amount payable to the Beneficiary, as described in DEATH BENEFIT of this prospectus, if the Insured dies while the Policy is in force.
Due Proof of Death: Proof of death satisfactory to the Company. Due Proof of Death may consist of the following:

•	A certified copy of a death record;

•	A certified copy of a court decree reciting a finding of death; and

•	Any other proof satisfactory to the Company.

Fixed Account: Part of the Company’s General Account to which Policy Value may be transferred or Net Premium Payments may be allocated under a Policy.
Fixed Policy Value: The Policy Value in the Fixed Account.
Fund: Any open-end management investment company or investment portfolio thereof, or unit investment trust or series thereof, in which a Subaccount invests.
General Account: The assets of the Company other than those allocated to the Variable Account or any other separate account of the Company.
Good Order: All Written Notices must be submitted in Good Order, as explained in “Good Order” in ADDITIONAL INFORMATION.
Grace Period: A 61-day period after which the Policy will Lapse if sufficient additional premium payments are not made.
Initial Premium Payment: The amount that the Owner pays before the Policy is issued.
Initial Specified Amount: The Specified Amount on the Issue Date.
Insured: The individual whose life is insured by the Policy. The Owner can be, but does not have to be, the same as the Insured.
Issue Age: The Insured’s age as of the nearest birthday on the Policy Date. The Policy is considered to be “in force” starting on the Issue Date.
Issue Date: The date the Policy is issued and coverage begins under the Policy.
Lapse: Termination of the Policy, without value, at the expiration of a Grace Period while the Insured is still living and before the Maturity Date.
Loan Account: A portion of the Company’s General Account to which Variable Policy Value or Fixed Policy Value is transferred to provide collateral for any loan taken under the Policy.
Loan Account Value: The Policy Value in the Loan Account.
Loan Amount: At any time other than a Policy Anniversary, the Loan Account Value plus any interest charges accrued on the Loan Account Value up to that time. On the Policy Anniversary, the Loan Amount equals the Loan Account Value.
Maturity Date: The Policy Anniversary nearest the Insured’s 120th birthday.
Monthly Anniversary Day: The same day as the Policy Date for each succeeding month. Whenever the Monthly Anniversary Day falls on a date other than a Valuation Day, the Monthly Anniversary Day will be deemed to be the immediately succeeding Valuation Day.
Net Amount at Risk: As of any Monthly Anniversary Day, the Death Benefit (discounted for the upcoming month) minus the Policy Value (before deducting the Monthly Deduction).
Net Asset Value Per Share: The value per share of any Fund on any Valuation Day.
Net Premium Payment: Your premium payment minus any premium charge.
Net Surrender Value: The Surrender Value minus any Loan Amount.
Owner (You, Your): The person (or persons) who owns (or own) the Policy and who is (are) entitled to exercise all rights and privileges provided in the Policy. Ownership may be transferred, as provided in the Policy. Following a transfer of ownership, “You” and “Your” will refer to the new Owner. Singular references to Owner include all Owners if there is more than one. In the case of joint Owners, references to actions by the Owner shall mean all Owners acting jointly.
Planned Periodic Payment: The premium payment selected by the Owner as an amount that he or she (or they) plan(s) to pay on a monthly, quarterly, semi-annual, or annual basis over the life of the Policy.
Policy Anniversary: The same date in each Policy Year as the Policy Date.
Policy Date: The date used to determine the Issue Age. The Policy Date may be the Issue Date or any date up to six months prior to the Issue Date. Policy Years, Policy Months, and Policy Anniversaries are measured from the Policy Date. The Policy Date is never the 29th, 30th or 31st of a month.
Policy Value: The sum of the Variable Policy Value, the Fixed Policy Value and the Loan Account Value.
Policy Year: A twelve-month period beginning on the Policy Date or on a Policy Anniversary.
Risk Class: A category in which each prospective Insured is placed by the Company as a result of underwriting the Owner’s application. Risk Classes reflect the Company’s assessment of the life expectancy of the Insureds in the Class.
SEC: The U.S. Securities and Exchange Commission.
Specified Amount: A dollar amount selected by the Owner that is used to determine the amount of the Policy’s Death Benefit. The Initial Specified Amount is shown in Your Policy. The actual amount We pay on the death of the Insured may be affected by tax law requirements and may be adjusted as described in the Policy.
Subaccount: A subdivision of the Variable Account, the assets of which are invested in a corresponding Fund.

Subaccount Value: The Policy Value in a Subaccount.
Surrender Value: The Policy Value minus any applicable surrender charge.
Symetra Life (Company, we, us, our): Symetra Life Insurance Company.
Unit: A unit of measure used to compute Subaccount Value.
Valuation Day: For each Subaccount, each day on which the New York Stock Exchange is open for business except for certain holidays listed in the prospectus for the Policy and days that a Subaccount’s corresponding Fund does not value its shares.
Valuation Period: The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.
Variable Account: Symetra Life Insurance Company Separate Account SL.
Variable Policy Value: The sum of all Subaccount Values.
Written Notice: A written notice or request in a form satisfactory to the Company that is signed by the Owner and received at Our Administrative Office. Alternatively, an instruction to the Company by the Owner on the Company’s website through the Owner’s online account pursuant to protocols established by the Company.

PROSPECTUS BACK COVER
Personalized Illustrations of Policy Benefits. To help You understand how Your Policy Values could vary over time under different sets of assumptions, We will provide You upon request, with certain personalized hypothetical illustrations showing the Death Benefit, Surrender Value and Policy Value. These hypothetical illustrations will be based on the Attained Age and underwriting characteristics of the Insured under Your Policy and such factors as the Specified Amount, Death Benefit, premium payment amounts, and hypothetical rates of return (within limits) that You request. The illustrations are not a representation or guarantee of investment returns or Policy Value. We currently do not charge for these illustrations, but We reserve the right to charge up to $25 if We provide more than one illustration in a Policy Year.
Inquiries. The SAI provides more detailed information about Symetra Separate Account SL. The current SAI is on file with the Securities and Exchange Commission, and is incorporated into this prospectus by reference and is legally considered part of this prospectus.
You can make inquiries regarding Your Policy, request additional information and get a free copy of the SAI, a personalized illustration or discuss Your questions about Your policy by contacting Us at:
Symetra Life Insurance Company
P.O. Box 34690
Seattle, WA 98124
Telephone: 1-800-796-3872
Facsimile: 1-866-719-3124
For overnight mail: 777 108th Ave. NE, Suite 1200, Bellevue, WA 98004
To download an electronic version of this prospectus: https://www.symetra.com.
You can review and copy information regarding the Registrant, including the SAI, at the Public Reference Room of the Securities and Exchange Commission. To find out more about this service, call the SEC at 1-202-551-8090 or 1-800-SEC-0330. Reports and other information about the Policy and the Funds are also available on the EDGAR database available on the SEC’s Web site at https://www.sec.gov. You can also get copies, for a fee, by writing the Public Reference Section, Securities and Exchange Commission, 100 F Street NE, Washington, DC 20549-0102.

Investment Company Act File No. 811-04909

______________, 2016
STATEMENT OF ADDITIONAL INFORMATION
to
MILESTONE VUL-G

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
funded through
SYMETRA SEPARATE ACCOUNT SL
by
SYMETRA LIFE INSURANCE COMPANY
Administrative Office:
P.O. Box 34690
Seattle, WA 98124

This Statement of Additional Information ("SAl") expands upon subjects discussed in the prospectus dated __________, 2016, for the Milestone VUL-G flexible premium adjustable variable life insurance policy funded through Symetra Separate Account SL. Terms used in this SAI have the same meanings as in the prospectus for the Policy.

The prospectus concisely sets forth information that a prospective investor should know before investing. For a copy of the prospectus, call 1-800-796-3872 or write to Symetra Life Insurance Company, P.O. Box 34690, Seattle, Washington 98124.

This SAl is not a prospectus and should be read only in conjunction with the prospectuses for the policy and for the Vanguard Variable Insurance Fund.

1

2

THE POLICY-GENERAL MATTERS
Ownership Rights
The Policy belongs to the Owner named in the application. The Owner may exercise all of the rights and options described in the Policy. The Owner is the Insured unless the application specifies a different person as the Insured. If the Owner dies before the Insured and no contingent Owner is named, then ownership of the Policy will pass to the Owner's estate. The Owner may exercise certain rights described below.

Changing the Owner

•	Change the Owner by providing Written Notice, in Good Order, to us at Our Administrative Office at any time while the Insured is alive and the Policy is in force.

•	Change is effective as of the date that the Written Notice is accepted by us in Good Order, at Our Administrative Office.

•	Changing the Owner does not automatically change the Beneficiary.

•	Changing the Owner may have tax consequences. You should consult a tax advisor before changing the owner.

•	We are not liable for payments We made before We received the Written Notice at Our Administrative Office.

Choosing the Beneficiary

•	The Owner designates the Beneficiary (the person to receive the Death Benefit when the Insured dies) in the application.

•	If the Owner designates more than one Beneficiary, then each Beneficiary shares equally in any Death Benefit unless the Beneficiary designation states otherwise.

•	If the Beneficiary dies before the Insured, then any Contingent Beneficiary becomes the Beneficiary.

•	If both the Beneficiary and Contingent Beneficiary die before the Insured, then the Death Benefit will be paid to the Owner or the Owner's estate upon the Insured's death.

Changing the Beneficiary

•	The Owner changes the Beneficiary by providing Written Notice to us, in Good Order, at Our Administrative Office.

•	Change is effective as of the date the Owner signs the Written Notice.

•	We are not liable for any payments We made before We received the Written Notice at Our Administrative Office.

Assigning the Policy

•The Owner may assign Policy rights while the Insured is alive.

•	The Owner retains any ownership rights that are not assigned.

•	Assignee may not change the Owner or the Beneficiary, and may not elect or change an optional method of payment. Any amount payable to the assignee will be paid in a lump sum.

•	Claims under any assignment are subject to proof of interest and the extent of the assignment.
•We are not:

◦	bound by any assignment unless we receive Written Notice of the assignment, in Good Order, at our Administrative Office;

◦	responsible for the validity of any assignment;

◦	liable for any payment we made before we received Written Notice of the assignment, in Good Order, at our Administrative Office; or

◦	bound by any assignment which results in adverse tax consequences to the Owner, Insured or Beneficiary(ies).

▪	Assigning the Policy may have tax consequences. You should consult a tax advisor before assigning the Policy.

Selecting the Tax Test

▪
The Owner may elect either the guideline premium test (“GPT”) or the cash value accumulation test (“CVAT”). Your election may affect the amount of the Death Benefit payable under Your Policy, the amount of premiums You may pay, and the amount of Policy fees and charges You pay.

3

Our Right to Contest the Policy
In issuing the Policy, We rely on all statements made by or for the Insured in the application (or in any supplemental application). Therefore, if You make any material misrepresentation of a fact in the application (or any supplemental application), then We may contest the Policy's validity or may resist a claim under the Policy for two years from the Issue Date.

When permitted by law in the jurisdiction in which the Policy is delivered, in the absence of fraud in the procurement of the Policy, We cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the Insured's lifetime for two years from the Issue Date, or if reinstated, for two years from the date of reinstatement.

Suicide Exclusion
If the Insured commits suicide, while sane or insane, within two years of the Issue Date (or two years from the reinstatement date, if the Policy lapses and is reinstated), the Policy will terminate and Our liability is limited to an amount equal to the Policy Value minus any Loan Amount. We will pay this amount to the Beneficiary in a single sum.

Misstatement of Age or Gender
If the age or sex of the Insured was stated incorrectly in the application (or any supplemental application), then the Death Benefit and any benefits provided under the Policy by rider or endorsement will be adjusted to the amount that would have been payable at the correct age and sex, based on the deduction for cost of insurance and other charges (and the cost of any benefits provided by rider or endorsement) in effect on the Policy Date.

Changes to the Policy
Any modifications or waiver of any rights or requirements under the Policy must be in writing and signed by Our president or secretary, one of Our vice presidents or other officers. No agent may bind us by making any promise not contained in the Policy.

Upon notice to You, We may modify the Policy to:

•
conform the Policy, the Variable Account, or Our operations to the requirements of any law or regulation issued by a governmental agency to which the Policy, the Variable Account, or the Company is subject; or

•	assure continued qualification of the Policy under the Code or other federal or state laws relating to variable life insurance policies; or

•	reflect a change (permitted by the Policy) in the operation of the Variable Account; or

•	provide additional Subaccounts and/or Fixed Account options.

If any modifications are made, We will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, the Policy provides that such provision be deemed to be amended to conform with such laws.

Potential Conflicts of Interest
For a discussion of the potential conflicts of interest that may arise as a result of the sale of Fund shares to separate accounts that support variable annuity contracts, variable life insurance policies, and certain qualified pension and retirement plans, as well as the sale of Fund shares to the separate accounts of insurance companies that are not affiliated with Symetra Life, see the prospectuses for the Funds.
UNDERWRITING
Symetra Life gathers certain information about an applicant's sex, age, health, occupation, avocation, finances and other factors that impact mortality risk. That information is gathered through use of applications, medical examinations, personal interviews and other authorized methods to determine the appropriate risk classification. Symetra Life uses the 2001 Commissioners’ Standard Ordinary Mortality Tables, Male or Female to determine. the maximum cost of insurance for each Insured.

4

DISTRIBUTION
We currently offer the Policies on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

Symetra Securities, Inc. ("SSI"), an affiliate of Symetra Life, acts as the principal underwriter for the Policies. SSI is located at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004. SSI is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA.

The Policies are offered to the public through sales representatives of broker-dealers ("selling firms") that have entered into selling agreements with us and with SSI.

Policies were not funded through this Variable Account during fiscal years 2015, 2014 and 2013. SSI does not anticipate retaining any portion of any commissions paid for the distribution of Policies funded through the Variable Account.
REPORTS TO POLICY OWNERS
We will send You the following statements and reports:

•	a confirmation for many significant transactions, such as changes in future premium allocations, transfers among Subaccounts, and address changes; and

•	semi-annual and annual reports of the Funds.

In addition, at least annually, or more often as required by law, We will send to Owners at their address of record, reports showing the following items at the end of the report period:

•	current Policy Value, Surrender Value, Net Surrender Value, and Death Benefit;

•	current Variable Policy Value (including each Subaccount Value), Fixed Policy Value and Loan Account Value;

•	current Loan Amount;

•	any premium payments, withdrawals, or surrenders made, Death Benefit Proceeds paid, and charges deducted since the last report;

•	current Net Premium Payment allocations; and

•	other information required by law.

On request, We will send You a current statement in a form similar to that of the annual statement described above. We reserve the right to limit the number of such requests or impose a reasonable charge for additional requests.
LEGAL MATTERS
David S. Goldstein, Senior Vice President, General Counsel and Secretary of Symetra Financial Corporation, has provided legal advice on certain matters in connection with the issuance and operation of the Policy. Sutherland Asbill & Brennan LLP of Washington, DC has provided legal advice to Symetra Life regarding certain matters under the federal securities laws that relate to the Policy.
Independent Registered Public Accounting Firm
The financial statements of Symetra Separate Account SL as of December 31, 2015, and for each of the two years ended December 31, 2015 and 2014, and the statutory-basis financial statements and schedules of Symetra Life Insurance Company as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, included in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The principal business address of Ernst & Young LLP is 999 Third Avenue, Suite 3500, Seattle, WA 98104-4086.
REINSURANCE
Symetra Life may reinsure a portion of the risks assumed under the Policies.

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FINANCIAL STATEMENTS
Symetra Life’s statutory-basis financial statements and schedules, which include the Reports of Independent Registered Public Accounting Firms, appear on the following pages. These statutory-basis financial statements and schedules should be distinguished from the Variable Account's financial statements, and You should consider these statutory-basis financial statements and schedules only as bearing upon Symetra Life's ability to meet its obligations under the Policies. You should not consider Our statutory-basis financial statements and schedules as bearing upon the investment performance of the assets held in the Variable Account.
Financial statements for the Variable Account, which include the Reports of the Independent Registered Public Accounting Firms, also appear on the following pages.

6

INDEX TO FINANCIAL STATEMENTS

Symetra Life Insurance Company Separate Account SL

Symetra Life Insurance Company

7

SYMETRA SEPARATE ACCOUNT SL
PART C
OTHER INFORMATION

Item  26. Exhibits

Exhibit		Description	Reference
a.		Resolution of Board of Directors of Symetra Life authorizing the Separate Account	1/
b.		Custodian Agreement	Not Applicable
c.	(i) (ii)	Principal Underwriter's Agreement Amendment to Principal Underwriter's Agreement Form of Broker-Dealer Selling Agreement	To Be Filed by Amendment Filed Herewith
d	(i) (ii) (iii) (iv) (v) (vi)
Form of Flexible Premium Variable Adjustable Life Insurance Policy

Lapse Protection Benefit Rider

Accelerated Death Benefit for Chronic Illness Rider

Accelerated Death Benefit Rider for Terminal Illness

Charitable Giving Benefit Rider

Chronic Illness Plus Rider

To Be Filed by Amendment To Be Filed by Amendment To Be Filed by Amendment To Be Filed by Amendment To Be Filed by Amendment To Be Filed by Amendment To Be Filed by Amendment
e		Form of Application	To Be Filed by Amendment
f	(i)	Amended and Restated Articles of Incorporation of Symetra Life Insurance Company	2/
	(ii)	Bylaws of Symetra Life Insurance Company Effective July 1, 2014	2/
g		Form of Reinsurance Agreement	Not Applicable
h		Participation Agreement, as Amended (Vanguard)	Filed Herewith
i.		Administrative Contracts	Not Applicable
j.		Other Material Contracts	Not Applicable
k.		Opinion and Consent of Counsel	To be filed by Amendment
l.		Opinion and Consent of Actuary	To be filed by Amendment
m.		Sample Calculation	To be filed by Amendment
n.		Other Opinions
	(i)	Consent of Sutherland Asbill & Brennan LLC	To be filed by Amendment

Exhibit		Description	Reference
	(ii)	Consent of Ernst and Young LLP	To be filed by Amendment
o.		Omitted Financial Statements	Not Applicable
p.		Initial Capital Agreements	Not Applicable
q.		Redeemability Exemption: Description of Symetra Life Insurance Company's Issuance, Transfer and Redemption Procedures for Policies	To be filed by Amendment
r.		Powers of Attorney Fry, Michael W.	Filed Herewith

Reference	Description
1/
Incorporated by reference to Post-Effective Amendment No. 14 on Form S-6 registration statement of Registrant filed with the Securities and Exchange Commission (“SEC”) on April 30, 1997 (File No. 33-10248).

2/	Incorporated herein by reference to Post-Effective Amendment No. 32 on Form N-4 registration statement of Separate Account C filed with the SEC on July 2, 2014 (File No. 33-69712).

Item 27. Directors and Officers of the Depositor

Set forth below is a list of each director and officer of Symetra Life who is engaged in activities relating to Symetra Separate Account SL or the variable life insurance policies offered through Symetra Separate Account SL.

Name	Positions with Symetra Life	Principal Business Address
Thomas M. Marra	Director and President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Michael W. Fry	Director and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Daniel R. Guilbert	Director and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Mark E. Hunt	Director and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Hirofumi Miyahara	Director	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Masato Naitoh	Director	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Margaret A. Meister	Director, Chief Financial Officer and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
David S. Goldstein	Director, Senior Vice President, General Counsel and Secretary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Richard G. LaVoice	Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Name	Positions with Symetra Life	Principal Business Address
Tommie D. Brooks	Senior Vice President and Chief Actuary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Colleen M. Murphy	Senior Vice President, Controller and Treasurer	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Christine A. Katzmar Holmes	Senior Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Margaret W. Skinner	Senior Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Paul L. Mistretta	Senior Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Chantel Balkovetz	Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Philippe D. Bouvier	Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Suzanne Webb Sainato	Vice President and Chief Compliance Officer	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Michaelanne Ehrenberg	Vice President, Associate General Counsel and Assistant Secretary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Stephanie L. Fry	Assistant Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Michael A. Polonsky	Assistant Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Richard W. Vynalek	Assistant Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Stephen F. Selby	Assistant Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Item 28. Persons Controlled By or Under Common Control With the Depositor or Registrant

No person is directly or indirectly controlled by Symetra Separate Account SL (“Registrant”). Symetra Life established Registrant by resolution of its Board of Directors. Symetra Life is a wholly owned subsidiary of Symetra Financial Corporation. Symetra Financial Corporation is organized under Delaware law and Symetra Life is organized under Iowa law. All subsidiaries are included in consolidated financial statements. Following is the organizational chart of Symetra Financial Corporation.

Item 29. Indemnification

As more fully set forth in its Bylaws, Symetra Life, to the maximum extent it is empowered by the Iowa Business Corporation Act, Iowa Code Chapter 490, shall indemnify and advance expenses to any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including a grand jury proceeding) and whether formal or informal, by reason of the fact that such person (a) is or was a director or officer of the corporation, or (b) while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee, agent, partner or trustee (or in a similar capacity) of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan, against reasonable expenses (including attorneys’ fees), judgments, fines, penalties, including an excise tax assessed with respect to an employee benefit plan, and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding or any appeal thereof.

Under certain Director and Officer Indemnification Agreements (“Agreement(s)”) between Symetra Life’s parent company, Symetra Financial Corporation, and directors and/or certain officers of Symetra Life (“Indemnitees”), Symetra Financial Corporation indemnifies and holds harmless Indemnitees, to the full extent permitted by the laws of the State of Delaware in effect at the time the Agreement is effective or as such laws may from time to time be amended, against all Indemnifiable Losses related to, resulting from or arising out of any Claim (subject to certain exceptions) where:

•
“Claim” means any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation, whether instituted, made or conducted by Symetra Financial Corporation or any other party, including without limitation any governmental entity, that an Indemnitee determines might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, arbitrative, investigative or other;

•
“Expenses” includes all direct and indirect costs and expenses of any type whatsoever (including without limitation all attorneys’ and experts’ fees, expenses and charges) and all other costs, expenses and obligations actually and reasonably paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim; and

•
“Indemnifiable Losses” means any and all Expenses, damages, losses, liabilities, judgments, fines, penalties and amounts paid in settlement (including without limitation all interest, assessments and other charges paid or payable in connection with or in respect of any of the foregoing) (collectively, “Losses”) relating to, resulting from or arising out of any Claim by reason of the fact that (i) Indemnitee is or was a director, officer, employee or agent of Symetra Financial Corporation and/or of a subsidiary of Symetra Financial Corporation; or (ii) Indemnitee is or was serving at the request of Symetra Financial Corporation as a director, officer, employee or agent of another corporation, partnership, non-profit organization, joint venture, trust or other enterprise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Symetra Life pursuant to such provisions of the bylaws, statutes, agreements, or otherwise, Symetra Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Symetra Life or Symetra Financial Corporation of expenses incurred or paid by a director, officer or controlling person of Symetra Life in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the contracts issued by the Separate Account, Symetra Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

a. Symetra Securities, Inc., the principal underwriter for the policies, also acts as the principal underwriter for other Symetra Life Individual Flexible Premium Variable Life Insurance Policies, Symetra Life Individual Variable Annuity Contracts and Symetra Life’s Group Variable Annuity Contracts.

b. The following information is provided for each officer and director of the principal underwriter:

Name	Positions and Offices with Underwriter	Principal Business Address
Baker, Stephen R.	Vice President	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Bodmer, Julie M.	Assistant Secretary	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Farrell, Andrew M.	Director, President and Chief Operating Officer	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Fuehrer, Melissa J.	Assistant Vice President and Chief Compliance Officer	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
LaVoice, Richard G.	Director	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Meister, Margaret A.	Chairman of the Board	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Murphy, Colleen M.	Chief Financial Officer, Treasurer and Financial and Operations Principal	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Pessoa, Melissa	Assistant Treasurer	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Polley, Michael H	Secretary	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Sainato, Suzanne Webb	Director	777 108th Ave NE, Suite 1200 Bellevue, WA 98004

c.
During the fiscal year ended December 31, 2015, Symetra Securities, Inc. received $4,780,670.29 in commissions for the distribution of certain variable life insurance policies in connection with Registrant of which no payments were retained. Symetra Securities, Inc. did not receive any other compensation in connection with the sale of Registrant's policies.

Item 31. Location of Accounts and Records

Symetra Life Insurance Company at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004 maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Item 32. Management Services

Not Applicable

Item 33. Fee Representations

Symetra Life hereby represents that the fees and charges deducted under the Milestone VUL-G policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Symetra Life.

SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City of Bellevue and State of Washington, on this 17th day of August, 2016.

Symetra Separate Account SL
Registrant

By:    Symetra Life Insurance Company

By:
Thomas M. Marra, Director

Symetra Life Insurance Company
Depositor

By:
Thomas M. Marra, Director

Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated. Those signatures with an asterisk indicate that the signature was supplied by a duly appointed attorney-in-fact under a valid Power of Attorney which is Filed Herewith.

NAME                            TITLE

Michael W. Fry*                    Director and Executive Vice President
Michael W. Fry

Director, General Counsel, Senior Vice President and Secretary
David S. Goldstein

                Director and Executive Vice President
Daniel R. Guilbert

                    Director and Executive Vice President
Mark E. Hunt

                Director and President (Principal Executive Officer)
Thomas M. Marra

                Director, Chief Financial Officer and

Margaret A. Meister	Executive Vice President (Principal Financial Officer and Principal Accounting Officer)

Director
Hirofumi Miyahara

Director
Masato Naitoh

* By ________________________________
David S. Goldstein
Attorney-in-Fact

EXHIBITS
Filed Herewith

Exhibit No.		Description
26 (c)	(ii)	Form of Broker Dealer Selling Agreement
26 (h)		Participation Agreement, as Amended (Vanguard)
26 (r)		Power of Attorney - Fry